Exhibit 99.2

LAKE SHORE GOLD CORP.

181 University Ave., Suite 2000

Toronto, Ontario, Canada, M5H 3M7

MANAGEMENT INFORMATION CIRCULAR

April 15, 2013

Table of Contents

BUSINESS OF THE MEETING		1
1.	Financial Statements	1
2.	Setting The Number Of Directors To Be Elected	1
3.	Election Of Directors	1
4.	Appointment Of Auditors	2
5.	Approval Of Unallocated Options Issuable Under The Option Plan	2
6.	Approval Of By-Law No. 2	5
7.	Other Business	7
VOTING AND QUORUM		7
PERSONS MAKING THIS SOLICITATION OF PROXIES		7
GENERAL PROXY INFORMATION		8
1.	Appointment Of Proxyholder	8
2.	Voting By Proxy	8
3.	Completion And Return Of Proxy	8
4.	Non-Registered Holders	8
5.	Revocability Of Proxy	9
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON		9
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF		10
ELECTION OF DIRECTORS		10
STATEMENT OF EXECUTIVE COMPENSATION		16
EQUITY COMPENSATION PLAN INFORMATION		38
INDEBTEDNESS OF DIRECTORS AND OFFICERS		38
APPOINTMENT OF AUDITOR		38
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		39
MANAGEMENT CONTRACTS		39
CORPORATE GOVERNANCE DISCLOSURE		39
SHAREHOLDER PROPOSALS		50
ADDITIONAL INFORMATION		50
DIRECTORS’ APPROVAL		50

LAKE SHORE GOLD CORP.

This Information Circular contains information as at March 31, 2013, unless otherwise stated

BUSINESS OF THE MEETING

1.              FINANCIAL STATEMENTS

The consolidated financial statements of Lake Shore Gold Corp. (the “Corporation” or “Lake Shore Gold”) for the year ended December 31, 2012 are included in the 2012 Annual Report, which has been mailed separately to registered shareholders and to beneficial owners who have requested to have a copy mailed to them, and will be presented to the shareholders at the Annual and Special Meeting of Shareholders (the “Meeting”).

2.              SETTING THE NUMBER OF DIRECTORS TO BE ELECTED

The Corporation’s articles of amalgamation (the “Articles”) provide that the board of directors consist of a minimum of three and a maximum of fifteen directors.  The board of directors of the Corporation presently consists of six directors.  Management proposes that the number of directors on the Corporation’s board be maintained at six.  Shareholders will therefore be asked at the Meeting to approve an ordinary resolution that the number of directors elected be set at six for the ensuing year, subject to such increases as may be permitted by the Articles and the provisions of the Canada Business Corporations Act.  The Corporation’s board of directors recommends a vote “FOR” the approval of the resolution setting the number of directors at six. In the absence of instructions to the contrary, the persons designated in the enclosed form of proxy or request for voting instructions (the “Proxy”) intend to vote FOR the approval of the resolution setting the number of directors at six.

3.              ELECTION OF DIRECTORS

Management proposes to nominate for election to the Corporation’s Board of Directors the persons named in the section of this Information Circular titled, “Election of Directors” on page 10.  Please refer to that section for a biography of each nominee.  All of the nominees are currently directors of the Corporation.  Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation or he becomes disqualified to act as a director.

Pursuant to By-Law No. 2 of the Corporation adopted by the board of directors on January 10, 2013, and discussed in further detail above, any additional director nominations for the Meeting must have been received by the Company in compliance with By-Law No. 2 no later than the close of business on April 15, 2013.  As no such nominations were received by the Company prior to such date, management’s nominees for election as directors set forth in the section of this Information Circular titled, “Election of Directors” on page 10 shall be the only nominees eligible to stand for election at the Meeting.

Unless authority is withheld, the persons named in the accompanying form of Proxy intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as directors. The Proxy permits shareholders to vote in favour of all nominees, to vote in favour of some nominees and to withhold votes for other nominees, or to withhold votes for all nominees.  The Board has adopted a majority voting policy for uncontested director elections, as described below in the section titled “Election of Directors” on page 10.

Directors’ attendance at Board and committee meetings held in 2012 is set forth in Item 1(g) of the section titled “Corporate Governance Disclosure” on page 40.

4.              APPOINTMENT OF AUDITORS

The shareholders will be asked at the Meeting to vote for the appointment of Deloitte LLP, Chartered Accountants, as the auditor of the Corporation for the financial year ending on December 31, 2013, and to authorize the directors to fix the auditor’s remuneration.  Deloitte LLP was initially appointed auditor of the Corporation in 2002. Information about the fees paid to Deloitte LLP over the past two years are set out in the section of this Information Circular titled “Appointment of Auditor” on page 38.  The Corporation’s board of directors recommends a vote “FOR” the approval of the resolution appointing Deloitte LLP as auditor. In the absence of a contrary instruction, the persons designated in the enclosed form Proxy intend to vote FOR the appointment of Deloitte LLP, Chartered Accountants, of 181 Bay Street, Suite 1400, Toronto, Ontario, as auditor for the Corporation to hold office until the next annual general meeting of shareholders, at a remuneration to be fixed by the directors.

5.              APPROVAL OF UNALLOCATED OPTIONS ISSUABLE UNDER THE OPTION PLAN

At the Meeting, shareholders will be asked to consider a resolution to approve the unallocated options, rights or other entitlements issuable under the Corporation’s Stock Option Plan that were approved by shareholders of the Corporation at the annual meeting on May 5, 2010, as more particularly described below.

The Corporation’s Stock Option Plan (the “Plan”) is a “rolling” stock option plan providing for the issuance of options equal to as much as 10% of the aggregate number of Shares issued and outstanding from time to time.  The regulations of the Toronto Stock Exchange (the “Exchange”) mandate that the Corporation obtain shareholder approval of all unallocated options issuable under the Plan every three years.

The shareholders of the Corporation last approved the Plan and the unallocated options issuable under the Plan in May, 2010.  Accordingly, shareholders will be asked at the Meeting to consider and, if thought fit, to approve, with or without amendment, resolutions substantially in the form set forth below to confirm and ratify the Plan and the unallocated options issuable under the Plan (the “Stock Option Plan Resolutions”).

The following outlines the principal features of the Plan:

1.              Under the Plan, the Board of Directors is authorized to designate persons to whom options could be granted. Currently, employees, directors and officers of, and consultants to, the Corporation and its subsidiaries are eligible participants in the Plan (“Eligible Participants”).  Consultants must meet the definition of “consultant” under applicable securities regulations for prospectus and registration exemptions.

2.              The Plan is a “rolling” stock option plan, under which the aggregate number of Shares which may be subject to option at any one time may not exceed 10% of the issued and outstanding Shares of the Corporation as of that date including Shares issued as a result of the exercise of options.  Ten percent of the 416,620,224 issued and outstanding Shares of the Corporation as at March 31, 2013, is 41,662,022.  There are, as of March 31, 2013, 21,032,735 options outstanding (representing 5.05% of the issued and outstanding Shares) and 20,629,287 available for issuance (representing 4.95% of the issued and outstanding Shares) under the Plan.

3.              The Plan provides that under no circumstances shall the Plan, together with all of the Corporation’s other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result, at any time, in:  (i) the number of Shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued and outstanding Shares; (ii) the number of Shares issued to insiders, within a one year period, exceeding 10% of the issued and outstanding Shares; or (iii) the issuance to any one insider and such insider’s associates, within a one year period, of a number of Shares exceeding 5% of the issued and outstanding Shares. As well, the Plan prohibits option grants to non-executive directors of the Company in excess of 1% of the outstanding issued Shares.

4.              The exercise price for an option granted under the Plan is the “market price”, which is the volume weighted average trading price on the Exchange for the five trading days prior to the grant of options.  The Corporation presently does not have a share purchase plan and does not grant stock appreciation rights.

5.              Options granted have a vesting period determined by the Board or, if applicable, the Exchange policies.  The Board generally imposes a vesting schedule on option grants which provides for the vesting of a third of the options granted after the first anniversary of the grant, a third after the second anniversary, and a third after the third anniversary. The Plan also allows the Board to make the vesting of option grants subject to performance criteria, and to make option grants subject to claw-back policies of the Corporation as such policies may be adopted by the Corporation from time to time..

6.              Options may not be granted for a term exceeding 10 years.  It has been the practice of the Board of Directors to grant options with a 5-year term.  An option expiring during a blackout period on trading of Shares of the Corporation will be extended to ten days after the end of such blackout.

7.              Options granted under the Plan may not be assigned by the optionee other than by will or pursuant to the laws of succession, or to a trust, RESP or RRSP or similar legal entity established by the optionee.

8.              Under the Plan, if an optionee ceases to be an Eligible Participant for any reason other than death, the optionee has until the earlier of (i) 90 days thereafter and (ii) the expiry date of the options, within which to exercise any vested option not exercised prior to the date of ceasing to be an Eligible Participant, or any option which becomes vested during such 90-day period.  Where, however, the employment or service contract with an optionee is terminated (i) other than for cause, the Board may, in its discretion, amend the terms of any option held by such optionee to permit such person to exercise any or all of such options as if such optionee’s employment or engagement had not been terminated and (ii) for cause, the Board may, in its discretion, amend the terms of any options held by such optionee which have not been previously exercised such that the options will only be exercisable for five (5) business days following the date of personal delivery of a written notice of termination to the optionee.  In the event of death of an optionee, options held by such optionee may be exercised until the earlier of the expiry date of such options or one year from the date of death, after which the options terminate.

9.              The Plan requires shareholder approval for any of the following amendments, as detailed in the Plan:

a.              a change from a fixed maximum percentage to a fixed maximum number, as well as any increase in the maximum number of Shares reserved for issuance under the Plan;

b.              any change to the definition of “Eligible Participant” which would have the potential of broadening or increasing insider participation;

c.               the addition of any form of financial assistance;

d.              any amendment to a financial assistance provision which is more favourable to optionees;

e.               the addition of a deferred or restricted share unit or any other provision which results in Eligible Participants receiving Shares while no cash consideration is received by the Corporation;

f.                any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to Eligible Participants, especially insiders of the Corporation, at the expense of the Corporation and its existing shareholders;

g.               a reduction to the range of amendments requiring shareholder approval contemplated by the Plan; and

h.              any change permitting the transfer of the beneficial ownership of options other than for normal estate settlement purposes.

10.       The Plan requires disinterested shareholder approval for certain changes to the terms of any options granted to an Insider.

11.       Under the Plan, the Board may, without shareholder approval but subject to receipt of requisite regulatory approval where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated above including, without limitation:

a.              amendments of a “housekeeping” nature;

b.              a change to the vesting provisions of an option granted under the Plan not otherwise prohibited by the Plan;

c.               a change to the termination provisions of an option granted under the Plan which does not entail an extension beyond the original expiry date; and

d.              the addition of a cashless exercise feature, payable in cash or securities which provides for a full deduction of the number of underlying securities from the Plan reserve.

12.       Options will be adjusted in the event of any consolidation or subdivision of Shares or the declaration of a stock dividend.  In the event of a take-over bid or a change of control, as defined in the Plan, the Options become vested and exercisable in accordance with the terms of the Plan.

At the Meeting, the shareholders will be asked to approve the following Stock Option Plan Resolutions by ordinary resolution:

“BE IT RESOLVED THAT:

1.                                     the unallocated options issuable under the stock option plan (the “Plan”) of Lake Shore

Gold Corp. (the “Corporation”) substantially as described in the management information circular of the Corporation dated April 15, 2013 (the “Circular”) and as reflected in Schedule “B” to the Circular, be authorized and approved until May 15, 2016, subject to any limitations imposed by applicable regulations, laws, rules and policies;

2.                                     the Plan last approved by the shareholders of the Corporation on May 5, 2010, and the reservation for issuance thereunder of unallocated options in an aggregate amount, together with outstanding options, of up to 10% of the aggregate number of common shares of the Corporation as are issued and outstanding from time to time, be approved, ratified and confirmed; and

3.                                     any officer or director of the Corporation be authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to this resolution.

The Board recommends that shareholders vote “FOR” the adoption of the Stock Option Plan Resolutions.  In order to be effective, the Stock Option Plan Resolutions must be approved by not less than a majority of the votes cast by the shareholders of the Corporation who vote in respect of the Stock Option Plan Resolutions.  In the absence of instructions to the contrary, the accompanying form of Proxy will be voted for the Stock Option Plan Resolutions.

If the Stock Option Plan Resolutions are approved, the Plan will remain in force and all options reserved for issuance under the Plan to date will remain available to be granted in accordance with the terms of the Plan.

If the Stock Option Plan Resolutions are not approved, all issued options will continue to exist, but the Corporation will no longer be able to grant options under the Plan or re-allocate options that expire.

6.              APPROVAL OF BY-LAW NO. 2

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, substantially in the form set out below (the “By-Law Resolution”), confirming By-Law No. 2 of the Corporation, being a by-law relating to nominations for election to the board of directors of Lake Shore Gold Corp. (“By-Law No. 2”)

Background

On January 10, 2013, the board of directors of the Corporation adopted By-Law No. 2 with immediate effect, a copy of which is attached to this Information Circular as Schedule “A”.   In order for By-Law No. 2 to remain in effect following termination of the Meeting, By-Law No. 2 must be confirmed and approved at the Meeting, as set forth more fully below.

Purpose of By-Law No. 2

The directors of the Corporation are committed to: (i) facilitating an orderly and efficient process for conducting business at annual general meetings or, where the need arises, special meetings; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The purpose of By-Law No. 2 is to provide shareholders, directors and management of the Corporation with a clear framework for nominating directors.   By-Law No. 2 fixes a deadline by which holders of record of Shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders, and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

Terms of By-Law No. 2

The following information is a summary of By-Law No. 2 and is intended only as a brief description.  The summary information is qualified in its entirety by the full text of By-Law No. 2, a copy of which is attached as Schedule “A”.

By-Law No. 2 provides that advance notice to the Corporation must be made in respect of the nomination of persons for election to the board of directors of the Corporation other than pursuant to a “proposal” made in accordance with the Canada Business Corporations Act (the “Act”), or at a meeting requisitioned by a shareholder in accordance with the Act.

By-Law No. 2 fixes a deadline by which holders of record of common shares of the Corporation must submit director nominations to the secretary of the Corporation prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the secretary of the Corporation for an effective nomination to occur.   No person will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of By-Law No. 2.

In the case of an annual meeting of shareholders, notice to the Corporation must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The board of directors of the Corporation may, in its sole discretion, waive any requirement of By-Law No. 2.

Confirmation and Approval of By-Law No. 2 by Shareholders

If By-Law No. 2 is approved at the Meeting, By-Law No. 2 will continue to be a by-law of the Corporation and will remain in full force and effect in accordance with its terms and conditions.  If By-Law No. 2 is not approved at the Meeting, By-Law No. 2 will terminate and be of no further force or effect from and after the termination of the Meeting.

At the Meeting, the shareholders will be asked to approve the following by ordinary resolution (the “By-Law Resolution”):

“BE IT RESOLVED that:

1.             By-Law No. 2, in the form attached to the management information circular of the Corporation dated April 15, 2013, as Schedule “A” be, and it hereby is, confirmed as a by-law for the Corporation, effective as of January 10, 2013; and

2.             Any one director or officer of the Corporation be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Corporation or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolution.

The Board recommends that shareholders vote “FOR” the adoption of the By-Law Resolution, which will confirm the adoption of By-Law No. 2 as contemplated by the Act.  In order to be effective, the By-Law Resolution must be approved by not less than a majority of the votes cast by the shareholders of the Corporation who vote in respect of the By-Law Resolution.  In the absence of instructions to the contrary, the accompanying form of Proxy will be voted for the By-Law Resolution.

7.              OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting.  Should any other matters properly come before the Meeting, the Shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the instructions given to the proxyholder.

VOTING AND QUORUM

All matters presented to the Meeting require approval by a simple majority of the votes cast at the Meeting, unless stated otherwise.

Quorum for the Meeting will be met if there are at least two persons present, each of whom is entitled to vote at the meeting, and all of whom collectively hold or represent by proxy not less than 25% of the votes entitled to be cast at the meeting. No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of such Meeting, provided that, if a quorum is present at the commencement of the Meeting, a quorum will be deemed to be present during the remainder of the Meeting.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of the Corporation for use at the Meeting to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof.  It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally by employees of the Corporation. The cost of solicitation will be borne by the Corporation.

GENERAL PROXY INFORMATION

1.              APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the Proxy.  The persons whose names are printed in the enclosed form of Proxy are officers or directors of Lake Shore Gold (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

2.              VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by Management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, Management of Lake Shore Gold knows of no such amendments, variations or other matters to come before the Meeting.

3.              COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be received by Lake Shore Gold’s registrar and transfer agent, Computershare Investor Services Inc., 9th Floor — 100 University Avenue, Toronto, ON  M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

4.              NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of Lake Shore Gold as the registered holders of Shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of Lake Shore Gold are “non-registered” shareholders because the Shares they own are not registered in their name but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a

“Nominee”).  If you purchased your Shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policy, Lake Shore Gold has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee to make sure that your Shares are voted at the Meeting.  If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee, and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation permits Lake Shore Gold to forward meeting materials directly to non objecting beneficial owners.  If Lake Shore Gold or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding Shares on your behalf.  By choosing to send these materials to you directly, Lake Shore Gold (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

5.              REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of Lake Shore Gold, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must arrange for their respective Nominees to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, none of the directors or executive officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, or in any transaction since the commencement of the Corporation’s last completed financial year or in any proposed transaction not otherwise disclosed herein, which, in either case, has affected or will materially affect the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value (referred to in this Information Circular as “Shares”). All issued Shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote. There are 416,620,224 Shares issued and outstanding as at April 10, 2013. Only those shareholders of record on April 10, 2013, will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying 10% or more of the voting rights attached to all outstanding Shares of the Corporation.

ELECTION OF DIRECTORS

The following information concerning the proposed nominees has been furnished by each of them.  All of the directors are ordinarily resident in Canada. Included in this information are details of directors’ committee memberships and equity ownership. All nominees are currently directors of the Corporation. All successful nominees are elected for a term of one year, expiring at the next annual general meeting.

The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the Nominee will submit his or her resignation promptly after the meeting, for the Corporate Governance and Nominating Committee’s consideration.  The Corporate Governance and Nominating Committee will make a recommendation to the Board after reviewing the matter and any extenuating circumstances, and the Board will act on the Corporate Governance and Nominating Committee’s recommendation within 90 days following certification of the shareholder vote. The Board’s decision to accept or reject the resignation offer will promptly be disclosed to the public by press release.  The Nominee will not participate in any Corporate Governance and Nominating Committee or Board deliberations on the resignation offer.  The majority voting policy does not apply in circumstances involving contested director elections.  The full text of the Majority Voting Policy is available on the Corporation’s web site at www.lsgold.com.

The Company’s board of directors recommends a vote “FOR” the appointment of each of the following nominees as directors.  In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election of the directors set out in the following tables.

ALAN C. MOON Alberta, Canada Age: 67

Alan C. Moon is an independent businessman, corporate director and consultant since 1997. Prior thereto Mr. Moon held a number of executive positions with TransAlta Corporation which he joined in 1985. From 1994 to 1997 he was President and COO of TransAlta Energy Corporation. Mr. Moon has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director, Chair of the Board (Independent)

Director since:	2005

Committees:	Audit Committee Compensation Committee Corporate Governance & Nominating Committee

Securities held:	238,700 common shares 86,711 Deferred Share Units 213,000 options to acquire common shares

Principal Occupation:	President of Crescent Enterprises Inc.; Corporate Director

Sits on other boards:	• Northern Superior Resources Inc.

ARNOLD KLASSEN British Columbia, Canada Age: 61

Arnold Klassen is a Chartered Accountant and Certified Public Accountant and has over 30 years’ of experience in accounting, audit and tax, with over 25 years of experience in the Mining Industry. Mr. Klassen is currently President of AKMJK Consulting Ltd., a private consulting company, and prior to that was the Vice President of Finance for Dynatec Corporation from 1988 to 2007. Dynatec Corporation was a publicly traded TSX listed company from 1997 to 2007. Mr. Klassen holds a degree in Commerce from the University of British Columbia and spent seven years with KPMG prior to becoming Vice President of Finance with the Tonto Group of Companies from 1984 to 1998. . Mr. Klassen has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director (Independent)

Director since:	2008

Committees:	Audit Committee (Chair) Corporate Governance & Nominating Committee

Securities held:	50,000 common shares 86,711 Deferred Share Units 263,000 options to acquire common shares

Principal Occupation:	President of AKMJK Consulting Ltd.

Sits on other boards:	• Northern Superior Resources Inc. • Zincore Metals Inc.

PETER CROSSGROVE Ontario, Canada Age: 76

Mr. Crossgrove is a member of the Order of Ontario and the Order of Canada and a recipient of the Queen’s Jubilee Medal. Mr. Crossgrove has a B.Comm from Concordia University, an M.B.A from the University of Western Ontario, and was a Sloan Fellow in The Doctoral Program at Harvard University. Mr. Crossgrove was the former Chairman and a founder of Masonite International. Prior to 1993 he was Vice Chairman and acting CEO of Placer Dome Inc. Mr. Crossgrove is currently Executive Chairman of Excellon Resources, a company that produces silver, lead and zinc in Mexico. His charitable service includes sitting as past chairman of the Toronto Western Hospital, The Toronto Hospital, The Princess Margaret Hospital, The Canadian Association of Provincial Cancer Agencies, the Founding Chair and Chair Emeritus of Cancer Care Ontario, and he served as treasurer for Care International based in Brussels. For the past six years he has represented the Province of Ontario on the board of the Canadian Partnership Against Cancer.

Position with Corporation:	Director (Independent)

Director since:	2009

Committees:	Corporate Governance & Nominating Committee (Chair) Compensation Committee

Securities held:	195,353 common shares 221,401 Deferred Share Units 240,500 options to acquire common shares

Principal Occupation:	Corporate Director

Sits on other boards:	• Excellon Resources Inc. • Dundee REIT • Detour Gold Corporation • Pelangio Exploration Inc.

JONATHAN GILL Ontario, Canada Age: 68

Mr. Gill is a Professional Engineer who brings more than 45 years of mining experience to the board of Lake Shore Gold, much of it working in senior mine management roles for Inco Limited in its Ontario and Manitoba divisions and for PT Inco in Indonesia. Since retiring in 2003, Mr. Gill has worked on a number of project assignments for Inco, both in Canada and at the Goro project in New Caledonia; as well as for other companies involving reviews of such projects as FNX Mining Company´s Sudbury operations, the Ambatovy nickel project in Madagascar and the Onca Puma project in Brazil. Mr. Gill is a member of the Association of Professional Engineers of Ontario and is a former Employer Chair of Ontario´s Mining Legislative Review Committee. Mr. Gill has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director (Independent)

Director since:	2008

Committees:	Compensation Committee (Chair) Health, Safety, Environment & Community Committee (Chair)

Securities held:	47,138 common shares 171,285 Deferred Share Units 173,000 options to acquire common shares

Principal Occupation:	Independent Consultant

Sits on other boards:	n/a

FRANK HALLAM British Columbia, Canada Age: 53

Mr. Hallam has extensive operating and corporate finance experience at the senior management level with several publicly listed resource companies. Mr. Hallam was the key architect of the Western Bushveld Joint Venture between Platinum Group Metals Ltd. and Anglo Platinum Ltd. He was also the original founder of New Millennium Metals Corporation, a predecessor to Platinum Group Metals Ltd. Mr. Hallam was a co-founder of MAG Silver Corp. and served as CFO of MAG from 2003 to 2010 and since 2010 serves as a director. From 1994 until 2002 he was a director and CFO of Tan Range Exploration Corporation, focused on gold exploration and development throughout East Africa working with groups such as JCI Limited, Barrick Gold Corporation and Newmont Mining Corporation. He was a co-founder of West Timmins Mining Inc. and served as CFO from September 13, 2006 to August 7, 2008 and a director from September 13, 2006 until November 6, 2009. Mr. Hallam also has extensive experience in oil & gas exploration and development. He was previously an auditor with Coopers and Lybrand, specialized in their Mining Practice. He is a chartered accountant and has a degree in business administration from Simon Fraser University.

Position with Corporation:	Director (Independent)

Director since:	2009

Committees:	Audit Committee Health, Safety, Environment & Community Committee

Securities held:	499,927 common shares 86,711 Deferred Share Units 313,500 options to acquire common shares

Principal Occupation:	Chief Financial Officer of Platinum Group Metals Ltd.

Sits on other boards:	• Platinum Group Metals Ltd. • MAG Silver Corp. • West Kirkland Mining Inc. • Nextraction Energy Corp.

ANTHONY P. MAKUCH Ontario, Canada Age: 54

President and CEO of the Corporation since March 2008.

Mr. Makuch is a Professional Engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. He has been a frequent recipient of mine safety performance awards. He holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo, both a Master of Science Degree in Engineering and a Master of Business Administration from Queen’s University, and has obtained the Institute of Corporate Directors ICD.D designation from the University of Toronto Rotman School of Business.

Position with Corporation:	President & Chief Executive Officer, Director

Director since:	2007

Committees:	Health, Safety, Environment & Community Committee

Securities held:	300,000 common shares 908,750 Performance Share Units 4,780,000 options to acquire common shares

Principal Occupation:	President & Chief Executive Officer of the Corporation

Director Compensation

DIRECTOR COMPENSATION TABLE

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name	Fees Earned ($)	Share- based Awards ($)(2)	Option- based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Alan Moon	164,000	50,000	—	—	—	—	214,000
Arnold Klassen	102,500	50,000	—	—	—	—	152,500
Peter Crossgrove	88,000	50,000	—	—	—	—	138,000
Frank Hallam	83,000	50,000	—	—	—	—	133,000
Jonathan Gill	107,000	50,000	—	—	—	—	157,000
Anthony Makuch (1)

(1)           Mr. Makuch does not receive any compensation for his role as director and his compensation as President and CEO is reported in the Summary Compensation Table below on page 33.

(2)           The grant date fair value of deferred share units is determined using the volume weighted average price on the Toronto Stock Exchange for the 5 trading days immediately preceding the grant date.

Material Factors Necessary to Understand Director Compensation

The compensation scheme for non-executive directors for 2012 included the following cash payments:

•                  an annual fee of $50,000;

•                  an additional annual fee of $75,000 for the Chair of the Board;

•                  an additional annual fee of $15,000 for the Chair of the Audit Committee;

•                  an additional annual fee of $5,000 for the Chair of each other committee of the Board;

•                  an additional $1,500 for each meeting attended, in person or by telephone;

•                  an additional $1,500 for each non-meeting day of service provided by a director in his capacity as such; and

•                  an additional $1,500 per meeting attended in person for each director who has to travel from outside the province where the meeting is held.

Directors are also reimbursed for travel and other expenses incurred in attending meetings and the performance of their duties.

In addition to cash payments, directors are awarded annually deferred share units with a grant date fair value (based on a 5-day volume weighted average price) of $50,000.  Directors may also elect to take additional deferred share units in lieu of cash compensation.  In 2012, Peter Crossgrove received all of his fees in the form of Deferred Share Units, and Jonathan Gill received 50% of his fees in the form of Deferred Share Units.

Director Equity-based Awards

DIRECTOR OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS

(a)	(b)	(c)	(d)	(e)	(g)	(j)
	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options ($)(2)	Number of Shares or Units of Shares That Have Not Vested (#)(3)	Market or Payout Value of Share- based Awards That Have Not Vested ($)(2)
Alan Moon	60,000	0.80	11/6/2013	—	86,711	65,033
	51,000	4.13	11/17/2014
	102,000	3.65	10/05/2015
Arnold Klassen	50,000	1.60	5/25/2013	—	86,711	65,033
	60,000	0.80	11/6/2013
	51,000	4.13	11/17/2014
	102,000	3.65	10/05/2015
Jonathan Gill	50,000	1.27	8/8/2013	—	126,716	95,037
	60,000	0.80	11/6/2013
	51,000	4.13	11/17/2014
	102,000	3.65	10/05/2015
Peter Crossgrove	36,500	2.12	06/24/2014	—	154,310	115,732
	102,000	4.13	11/17/2014
	102,000	3.65	10/05/2015
Frank Hallam	73,000	0.82	1/7/2014	—	86,711	65,033
	36,500	2.12	6/24/2014
	102,000	4.13	11/17/2014
	102,000	3.65	10/05/2015
Anthony Makuch (1)

(1)         Option information for Mr. Makuch is disclosed below in this Information Circular in the table describing Incentive Plan Awards for officers on page 34.

(2)         Based on the December 31, 2012, closing price on the TSX, which was $0.75.

(3)         As at December 31, 2012.

Option grants to directors were intended as a long term incentive and vest in equal portions over three years.  In 2011, the Corporation discontinued the practice of granting options to directors.

INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

(a)	(b)	(c)	(d)
Name	Option-Based Awards - Value Vested During the Year ($)	Share-based Awards - Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Alan Moon	—	—	—
Arnold Klassen	—	—	—
Jonathan Gill	—	—	—
Peter Crossgrove	—	—	—
Frank Hallam	—	—	—
Anthony Makuch (1)

(1)         Option information for Mr. Makuch is disclosed below in this Information Circular in the table describing Incentive Plan Awards — Value Vested or Earned During the Year for officers on page 16.

To ensure that directors’ interests are aligned with those of the Corporation’s shareholders, the Board adopted a policy in 2008 that required each director to hold shares of the Corporation with a market value of not less than $50,000. In 2011 the Board revised the policy to require each director to hold shares (or share based awards) of the Corporation with a market value of not less than $150,000. Directors have three years from the earlier of the date the policy was implemented and the date they join the board to satisfy the requirement. The following table indicates whether each director has satisfied the requirement as of April 5, 2013 (based on a closing price of $0.60 per Share on the TSX).

Director	Current equity at risk ($ value)	Current Achievement (% of target)
Alan C. Moon	$195,246.60	130%
Arnold Klassen	$82,026.60	55%
Peter Crossgrove	$250,052.40	167%
Frank Hallam	$351,982.80	235%
Jon Gill	$131,053.80	87%

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise stated, “dollars” or “$” means Canadian dollars.

As used in this section, “CEO” means the President and Chief Executive Officer of the Corporation; “CFO” means the Chief Financial Officer of the Corporation; and “NEOs” refers to the CEO, the CFO and the three other most highly compensated executive officers of the

Corporation during the most recently completed financial year (and “NEO” may refer to any one of them as the context requires).

Compensation Discussion and Analysis

This section of the Information Circular describes and explains all significant elements of compensation awarded to, earned by, paid to, or payable to NEOs for the most recently completed financial year.  This section also identifies the objectives and material elements of compensation awarded to the NEOs and the reasons for the compensation. For a complete understanding of the executive compensation program, this Compensation Discussion and Analysis should be read in conjunction with the Summary Compensation Table and other executive compensation-related disclosure included in this Information Circular.

Compensation Philosophy

Executive compensation policies and programs are intended to support the Corporation’s strategic growth and operational goals, which are focused on increasing shareholder value through reliable operations, sustained performance, safety and environmental excellence and profitable growth.

Lake Shore Gold’s compensation programs are competitive, designed around pay-for-performance objectives and are responsive to market changes. Actual rewards under short-, mid- and long-term programs are directly linked to business results and increased shareholder value.

Compensation Governance

The Board oversees development of the overall strategic direction and policy framework for Lake Shore Gold. This responsibility, in part, is discharged with the assistance of Board committees, including the Compensation Committee.

All Compensation Committee members are independent directors. The Compensation Committee is currently comprised of the following members: Jonathan Gill (chair), Peter Crossgrove and Alan Moon. The Compensation Committee members have experience in top leadership roles, strong knowledge of the mining industry, and a mix of experience, as well as tenure as directors of various public companies. Specifically:

•                  Mr. Gill is a Professional Engineer with over 45 years experience in the mining industry who has held senior roles in mine management and has done extensive consulting work for leading international mining companies. Mr. Gill has received accreditation from the Institute of Corporate Directors.

•                  Mr. Crossgrove has held senior executive roles, including as CEO and President, of several publicly listed companies in mining and other industries throughout his career, and currently serves on the boards of several publicly listed mining companies and has experience serving on compensation committees.

•                  Mr. Moon is an experienced corporate director, having served on several boards in the mining industry, and is a former senior executive in the energy sector.  Mr. Moon has received accreditation from the Institute of Corporate Directors.

This background provides the Compensation Committee with the collective experience, skills and qualities to effectively support the Board in carrying out its mandate.

The Committee is also empowered to retain such advisors as it deems necessary in carrying out its mandate.  The Committee did not retain any compensation consultants in 2012.  In 2011 the Compensation Committee received a report from Hugessen Consulting Inc. (“Hugessen”) as executive compensation consultants, providing input to the Committee on the competitiveness and effectiveness of the then current design and administration of the short term and long term incentive plans, and reviewed the compensation provided to the executive officers.  Hugessen also provided input and guidance on the compensation paid to the non-executive directors.

The Corporation participates annually in compensation surveys prepared by the Hay Group and PwC Coopers Consulting, and in each case pays a fee for the final report.

Executive Compensation-Related Fees

Set out below are the aggregate fees paid by the Company to each consultant or advisor for services related to determining compensation for any of the company’s directors and executive officers, and for all other services.

	2012		2011
	Executive Compensation Related Fees	All Other Fees	Executive Compensation Related Fees	All Other Fees
Hugessen Consulting Inc	Nil	Nil	$90,000	Nil
Hay Group	Nil	Nil	Nil	$10,000 to receive survey results
PwC Coopers Consulting	Nil	$4,500 to receive survey results	Nil	$10,000 to receive survey results

Central to the role of the Compensation Committee is the alignment of executive compensation with the delivery of shareholder value. The capabilities, powers and operation of the Compensation Committee include assisting the Board annually by:

•                  reviewing and approving the overall corporate goals and objectives of Lake Shore Gold relevant to compensation of the NEOs, and ensuring that the overall goals and objectives of Lake Shore Gold are supported by an appropriate executive compensation philosophy and programs;

•                  evaluating the performance of the CEO against approved goals and criteria, exercising discretion in evaluating variances from stated goals, and recommending to the Board the total compensation for the CEO in light of the evaluation of the CEO’s performance;

•                  reviewing in-depth the CEO’s evaluation of the other senior executives’ performance and recommendations for total compensation of these senior executives, and exercising discretion in evaluating variances from stated goals;

•                  reviewing the succession planning process and results for senior executives;

•                  reviewing, on a summary basis, any significant compensation, pension and benefit programs for employees generally, with consideration of accounting, tax, design, legal,

regulatory and risk implications and the pay-for-performance relationship for variable pay; and

•                  reviewing executive compensation disclosure and recommending it to the Board for approval before Lake Shore Gold publicly discloses this information.

The Compensation Committee’s assessment of corporate performance is a discretionary exercise based on a number of qualitative and quantitative factors, including execution of on-going projects and transactions, safety, operational performance, and progress on key growth initiatives.  A percentage of each NEO’s particular incentive award is based on the overall performance of the Corporation, in addition to the NEO’s individual performance. The Compensation Committee then exercises discretion in evaluating achievement and the reasons for any variances.  The Compensation Committee’s decisions with respect to Total Direct Compensation for NEOs for 2012 are noted below in the section “Compensation Decisions for 2012”.

Compensation Risk Management

Lake Shore Gold’s executive compensation policies and programs are designed to create appropriate incentives to increase long-term shareholder value. While the mining business by its nature requires some level of risk-taking to achieve returns in line with shareholder expectations, Lake Shore Gold has designs and structures within its policies and programs to limit risk.

When considering the potential risks facing Lake Shore Gold, it is important to recognize that the mining business has intrinsic risks, and that many of the factors that influence the Corporation’s performance (e.g., gold prices and foreign exchange) are outside the direct control of management and not subject to potential manipulation for financial gain. Given the oversight procedures and the key risk mitigation features of Lake Shore Gold’s compensation policies and programs described below, Lake Shore Gold believes that it would be difficult for anyone in management acting alone, or acting as a group, to make self-interested decisions for immediate short-term gains that could have a material impact on the organization’s financial or share price performance.

The Compensation Committee believes the following factors help to mitigate any incentive under the Corporation’s compensation policies for undue risk taking:

•                  In the normal course of business, Lake Shore Gold has financial controls that provide limits and authorities in areas such as capital and operating expenditures, divestiture decisions and transactions.

•                  Total direct compensation for executives provides an appropriate balance between base salary and variable, performance based compensation. For the NEOs, emphasis is not focused on one compensation component, but is spread across short-, mid- and long-term programs to support and balance sustained short-term performance and long-term profitable growth.

•                  Lake Shore Gold’s total compensation for executives is regularly benchmarked against an industry group of companies as approved by the Compensation Committee. This ensures that compensation is competitive within the industry and aligned with Lake Shore Gold’s philosophy.

•                  For Lake Shore Gold’s NEOs, up to 70% (depending on position) of their target total direct compensation is variable based on company, business unit and individual performance. Of the variable compensation, approximately 60% is mid- and long-term focused and 40% is short-term. The weighting towards mid- to long-term compensation mitigates the risk of too much emphasis on short-term goals at the expense of long-term sustainable performance.

•                  Short-term incentive pay is earned through a balanced, diversified mix of performance measures, and is ultimately subject to Board discretion. The performance measures include financial and operational goals. The goals, results and payouts are reviewed by the Compensation Committee. This balanced approach discourages the unintended consequence of encouraging a singular focus at the expense of other key factors.

•                  Lake Shore Gold’s mid-term Performance Share Unit (‘‘PSU’’) Plan rewards relative total shareholder return (‘‘TSR’’) performance over three years versus the constituents of the S&P/TSX Global Gold Index. The three year performance period deters short-term focused decision making. There is a cap of 150% of target for relative TSR performance at the very top of the peer group and threshold levels below that with a minimum payout of 100% of target.

•                  Long-term incentives are in the form of stock options, which vest over three years and have a five year term, reinforcing the goal of building and sustaining long-term value in line with shareholder interests.

•                  PSUs and stock options are granted annually, thereby providing overlapping performance cycles that require sustained high levels of performance to achieve a consistent payout.

•                  Lake Shore Gold executives must achieve and maintain specific share ownership levels based on a multiple of their annual salary. A substantial ownership level in the company assists in aligning executive interests with those of shareholders. The share ownership guidelines for executive officers are found below, in the section titled “Equity Based Awards — Equity Ownership Requirements” of this Information Circular, and range from 50% of base salary for certain vice presidents to 200% of base salary for the CEO.

•                  The Compensation Committee and the Board provide strong oversight of the management of Lake Shore Gold’s compensation programs. The Compensation Committee has discretion in assessing performance under executive compensation programs to adjust metrics or the payouts based on results and events, including the discretion to lower payouts under the Short-Term Incentive Plan.

The Corporation does not currently have any policies or provisions that would allow it to “claw back” bonus payments if wrongdoing is discovered late.  The Corporation does not currently have any specific policies prohibiting a NEO or director from purchasing financial instruments  that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director, but the Corporation’s Disclosure and Stock Trading Policy would require all insiders to pre-clear any such transaction with the General Counsel, who has authority to deny permission for any transaction that has the appearance of impropriety or might damage the reputation of the Corporation.

Named Executive Officers

The CEO at the end of the most recently completed financial year-end was Anthony Makuch, who took office as the CEO as of March 1, 2008.

The CFO from January 1 to October 10, 2012, was Mario Stifano, who took office as of October 15, 2008.  From October 10 to December 31, 2012, Merushe Verli, Vice-President of Finance, has been the senior financial officer and has performed the functions of the CFO.

The three other most highly compensated executive officers for the last financial year were Dan Gagnon, Senior Vice-President of Operations, Eric Kallio, Vice President of Exploration, and Alasdair Federico, Vice-President, General Counsel and Corporate Secretary.

Objectives of the Compensation Program

In order for Lake Shore Gold to continue its fast-paced growth into a mid-tier gold producer, the Corporation requires experienced mining personnel with a proven track record of success in building and establishing mining operations. It is a key element of the Corporation’s Compensation Philosophy that compensation be competitive within the market in which the Corporation competes for talent.  In addition, compensation should accomplish the following:

•                  attract, retain and motivate senior executives in a highly competitive industry and business environment;

•                  link executive compensation to corporate performance and creating shareholder value; and

•                  reward successful achievement of corporate and individual performance objectives.

Market Benchmarking

Lake Shore Gold’s policy is to provide compensation that is competitive with the median of the marketplace compensation levels. The Corporation participates annually in the Hay Group Global Mining Compensation review and in the PWC Coopers Consulting Mining Industry Salary Survey (the “Coopers Survey”). The Corporation uses as its principal benchmark the Coopers Survey data, which incorporates information from the following Canadian companies:

Agnico-Eagle Mines Ltd.	Grande Cache Coal Corporation	Romarco Minerals
Alamos Gold Inc.	Great Basin Gold Ltd.	Royal Nickel Corporation
Alexco Resource Corp.	Great Panther Silver Limited	Rubicon Minerals Corporation
ArcelorMittal Mines Canada	HudBay Minerals Inc.	Sabina Gold & Silver Corp.
AREVA Resources Canada Inc.	IAMGOLD Corp.	San Gold Corporation
Aura Minerals Inc.	Impact Silver Corp.	Selwyn Resources Ltd.
AuRico Gold Inc.	Inmet Mining Corporation	Semafo Inc.
Aurizon Mines Ltd.	Iron Ore Company of Canada Inc.	Sherritt Coal
Avanti Mining Services Inc.	Ivernia Inc.	Shore Gold Inc.
B2Gold Corp	KGHM International Ltd.	Silvercorp Metals Inc.
Barrick Gold Corporation	Kinross Gold Corporation	Silver Standard Resources Inc.
BHP Billiton Canada Inc.	Lake Shore Gold Corp.	South American Silver Corp.
Cameco Corporation	Ledcor Group of Companies	SNC-Lavalin Group Inc.
Capstone Mining Corp.	Lundin Mining Corporation	St Andrew Goldfields Ltd.
Centerra Gold Inc.	Malaga Inc	Stillwater Mining Company
Chieftain Metals Inc.	Mandalay Resources Corporation	Stornoway Diamond Corporation
Claude Resources, Inc.	Mercator Minerals Ltd.	Taseko Mines Limited
Coalspur Mines Ltd.	Midas Gold Corp.	Tata Steel Minerals Canada
De Beers Canada Inc.	Minto Explorations Ltd.	Teck Resources Limited
Denison Mines Corp.	MMG Minerals and Metals Group	The Mosaic Company

Detour Gold Corporation	New Gold Inc.	Thompson Creek Metals Company Inc.
Diavik Diamond Mines Inc.	Noront Resources Ltd.	Torex Gold Resources Inc.
Dundee Precious Metals Inc.	North American Palladium Ltd.	Trevali Mining Corporation
Eldorado Gold Corporation	NovaGold Resources Inc.	Undisclosed Participant-Canada
Endeavour Silver Corp.	Nyrstar Canada (Holdings) Ltd.	Uranium One Inc.
Entrée Gold Inc.	Orezone Gold Corporation	Vale Canada Limited
First Majestic Silver Corp.	Oracle Mining Corp.	Walter Energy-Western Coal Corp
Fortune Minerals Limited	Osisko Mining Corporation	Xstrata Copper
Gabriel Resources Ltd.	Pan American Silver Corp.	Xstrata Nickel
Geologix Explorations Inc.	Pembrook Mining Corp.	Xstrata Zinc
Goldcorp Inc.	PotashCorp -Canada	Yamana Gold, Inc.
Golden Band Resources Inc.	Primero Mining Corp.	Yukon Zinc Corporation
Golden Predator Corp.	Ressources Pershimco Inc.

The Corporation believes that the large sample population included in this survey data provides a reliable market median, as outliers have less influence on the results and there is no subjectivity exercised by the Corporation in creating the sample population.

Elements of Executive Compensation

Total Direct Compensation represents the combined value of fixed compensation and performance-based variable incentive compensation, comprising: base salary, short-term incentive in the form of an annual cash bonus, mid-term incentive in the form of PSUs, and long-term incentives in the form of stock options.

Base Salary

The Company pays executives a base salary to reward the skills and capabilities demonstrated in performing their regular job responsibilities.  In determining base salary levels, the Board and Compensation Committee consider the level of responsibility, level of experience and ability, and overall performance of each NEO.  Lake Shore Gold generally targets base salary at the median of the market, as represented by the 2012 Cooper’s Survey data of the “all participant group”.  In certain circumstances, the Corporation will, however, target base salaries above the median for individuals considered to be critical to the Corporation’s long term success and who are part of the Corporation’s succession planning.  The salary of the CEO is above the median, at approximately the 75th percentile, and the salaries of the other NEOs are at approximately the median for each of their positions.

Short-Term Incentives

Executive officers are eligible for annual cash bonuses at the discretion of the Board of Directors, based upon corporate, divisional and individual performance goals and objectives, which are established annually by the Board of Directors and in alignment with the Corporation’s business plan and budget for the year.  Lake Shore Gold benchmarks short-term incentives to the median of the market, as represented by the 2012 Cooper’s Survey data of the “all participant group”, subject to the discretion of the Compensation Committee and the Board to set actual target payouts above or below the median.  The annual incentive plan is designed to reward executive officers for their success in advancing the Corporation’s business plan by achieving the annual objectives. The maximum cash bonus that an executive officer can earn is expressed as a percentage of base salary. The percentage increases with the level of responsibility and ability of the individual to affect the Corporation’s performance.  The following were the total eligible bonuses (as a percentage of salary) available for 2012 for the NEOs:

Anthony Makuch, President & CEO	100%
Mario Stifano, CFO	50%
Dan Gagnon, SVP Operations	50%
Eric Kallio, VP Exploration	50%
Merushe Verli, VP Finance	25%
Alasdair Federico, VP, General Counsel & Corporate Secretary	25%

Mid-Term Incentives

Mid-term incentive (“MTI”) compensation is currently provided through the granting of Performance Share Units (“PSUs”), which was introduced at the end of 2011.  The MTI replaced a portion of the compensation previously provided to NEOs under the LTI, and was offset by a corresponding reduction in the fair value of LTI incentive awards.  The introduction of the MTI did not result in an overall increase in incentive compensation awards granted to NEOs. The MTI is designed to reward relative share price performance over a specified period, thereby aligning executive rewards with shareholder interests, as well as to provide a retention incentive.  Each PSU is equal in value to a common share of Lake Shore, and recipients of PSUs are paid the cash value of the PSUs when they vest (typically three years after they are granted), with the result that participants receive a benefit that fluctuates with the market value of Lake Shore Gold’s common shares.  In the event of extraordinary performance in the Corporation’s Total Shareholder Return as compared to the other constituents in the S&P/TSX Global Gold Index, participants could receive a payout equal to 150% of the value of the vesting PSUs.  NEOs are awarded PSU grants as a percentage of base salary, based on the grant date market value of the Corporation’s common shares.  The target award for mid-term incentive is aggregated with the target award for long-term incentive and benchmarked against similar awards in the 2012 Cooper’s Survey data of the “all participant group”, with a target at the median, subject to the discretion of the Compensation Committee and the Board to set actual target payouts above or below the median.  The following table indicates the percentage of base salary awarded to each NEO in PSUs:

Anthony Makuch, President & CEO	75%
Mario Stifano, CFO(1)	—
Dan Gagnon, SVP Operations	50%
Eric Kallio, VP Exploration	37.5%
Merushe Verli, VP Finance	20%
Alasdair Federico, VP, General Counsel & Corporate Secretary	20%

(1)         Mario Stifano left the Corporation prior to the time of the annual grant.

Long-Term Incentives

Long-term incentive (“LTI”) compensation is currently provided through the granting of stock options.  The target award for long-term incentive is aggregated with the target award for mid-term incentive and benchmarked against similar awards in the 2012 Cooper’s Survey data of the “all participant group”, with a target at the median, subject to the discretion of the Compensation Committee and the Board to set actual awards above or below the median.  The LTI is designed to provide a direct link between executive compensation and longer term corporate performance and growth, and to create long-term shareholder value, in addition to serving as a retention incentive.  Participants benefit only if the market value of Lake Shore Gold’s common shares at the time of stock option exercise is greater than the exercise price of the stock options at the time of grant. Unless otherwise specified by the Board at the time of grant, stock options have the following attributes: an exercise price equal to the volume weighted average trading price on the Toronto Stock Exchange for the 5 days preceding the grant date; vest 33 1/3% on each anniversary of the grant date for a period of three years; and expire five years from the grant date.  NEOs are awarded stock options as a percentage of base salary, based on the grant date fair value of an option using the Black-Scholes model.  The following table indicates the percentage of base salary awarded to each NEO in stock options:

Anthony Makuch, President & CEO	75%
Mario Stifano, CFO(1)	—
Dan Gagnon, SVP Operations	50%
Eric Kallio, VP Exploration	37.5%
Merushe Verli, VP Finance	20%
Alasdair Federico, VP, General Counsel & Corporate Secretary	20%

(1)         Mario Stifano left the Corporation prior to the time of the annual grant.

Other Compensation

Executive officers participate in the standard benefit plans which the Corporation makes available to all employees, including a defined contribution pension plan (as described below), and traditional health and welfare programs.  Executives may also receive from time to time other benefits that the Corporation believes are reasonable and consistent with its overall executive compensation program. These benefits, which are based on competitive market practices, support the attraction and retention of executive officers.  For example, certain executive officers who work at the Corporation’s head office are eligible for a Corporation-paid reserved parking stall, which in 2012 was valued at approximately $3,700 for a full year.

Equity-Based Awards

PSU Granting Process

The Compensation Committee is responsible for recommending to the Board for its approval any PSU grants for executive officers.  PSU grants are awarded on an annual basis based on a pre-approved salary administration structure, involving a calculation of an employee’s target mid-term incentive based on a specified percentage of the employee’s annual salary (set out above under the discussion of Mid-Term Incentives on page 23), divided by the grant date market value of a common share.  PSU grants are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual.

PSU Plan Amendments

THE PSU plan is cash settled and does not result in the issuance of any common shares.  The Board has the authority to discontinue or amend the PSU plan at any time without shareholder approval.  Management does not have a right to amend, suspend or discontinue the PSU plan.

Stock Option Granting Process

The Compensation Committee is responsible for approving all individual stock option grants to non-executive employees, and for recommending to the Board for its approval any stock option grants for executive officers.

Stock option grants may be assessed at the time an employee joins the Corporation and thereafter annually.  Employees may also be eligible for an option grant at the time of a promotion.  The Corporation has adopted a Stock Option Grant Policy which provides for an annual grant of a number of options based on a pre-approved salary administration structure, involving a calculation of an employee’s target long-term incentive based on a specified percentage of the employee’s annual salary (set out above under the discussion of Long-Term Incentives on page 24), divided by the grant date fair value of an option using the Black-Scholes Model.  In certain circumstances, the CEO may make recommendations to the Compensation Committee regarding individual stock option awards for recipients where a variance from the policy is proposed to recognize extraordinary contributions or circumstances.

The Compensation Committee deliberates and considers the calculated number under the Stock Option Grant Policy as well as other information in order to determine the CEO’s stock option grant recommendation to the Board.

The Compensation Committee reviews the appropriateness of the stock option grant recommendations from management for all eligible employees and may accept or adjust these recommendations.

Stock option grants are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual, except in the case of a promotion, where previous option grants may be considered in determining an appropriate grant to bring the promoted employee’s option holdings into line with his or her new position.

Stock Option Plan Amendments

The Board has the authority to discontinue the stock option plan at any time without shareholder approval. The Board may also make certain amendments to the plan without shareholder approval, including such amendments as setting the vesting date of a given grant and changing the expiry date of an outstanding stock option which does not entail an extension beyond the original expiry date. No amendments can be made to the stock option plan that adversely affect the rights of any option holder regarding any previously granted options without the consent of the option holder.

Management does not have a right to amend, suspend or discontinue the stock option plan. The stock option plan also provides that certain amendments be approved by the shareholders of Lake Shore Gold as provided by the rules of the Toronto Stock Exchange (“TSX”).

Equity Ownership Requirements

In 2011, the Board adopted an equity ownership requirement for all officers of Lake Shore Gold, requiring each officer to hold equity in the Corporation with an at-risk value equal to a specified percentage of the officer’s salary. Stock options do not count towards the ownership requirement, but PSUs are counted up until the time they vest. Officers must comply with the requirements within 5 years from the later of the date of adoption and the date the officer joined the Corporation.  The ownership requirements do not extend after the officer leaves the Corporation.  The requirements for the NEOs are set out below, along with their compliance as of April 5, 2013, based on a closing price of $0.60 per Share on the TSX:

Officer	Current equity at risk ($ value)	Requirement (% of base salary)	Current Achievement (% of base salary)

Anthony Makuch President & CEO	$725,250	200%	110%

Dan Gagnon SVP Operations	$136,125	100%	49.5%

Eric Kallio VP Exploration	$123,975	100%	41.33%

Merushe Verli VP Finance	$43,236	50%	22%

Alasdair Federico VP, General Counsel & Corporate Secretary	$52,500	50%	21%

How the Corporation Determines Compensation

The Role of the Compensation Committee and the Board

The Compensation Committee approves, or recommends for approval, all compensation to be awarded to the NEOs.  The Compensation Committee may direct management to gather information on its behalf, and provide initial analysis and commentary. The Compensation Committee reviews this material along with other information received from external advisors, if any, in its deliberations before considering or rendering decisions.

The Compensation Committee has full discretion to adopt or alter management recommendations, to consult its own external advisors, and to make final determinations for recommendation to the Board.  The Board makes final determinations on executive compensation and in doing so relies heavily on recommendations from the Compensation

Committee, but retains the discretion to reject the Compensation Committees recommendations in appropriate circumstances.

The Compensation Committee believes it is important to follow appropriate governance practices in carrying out its responsibilities with respect to the development and administration of executive compensation and benefit programs.  Governance practices followed by the Compensation Committee include holding in-camera sessions without management present and, when necessary, obtaining advice from external consultants.

The Role of Management

Management has direct involvement in and knowledge of the business goals, strategies, experiences and performance of the Corporation. As a result, management plays an important role in the compensation decision-making process. The Compensation Committee engages in active discussions with the CEO concerning the determination of performance objectives, including individual goals and initiatives for executives, and whether, and to what extent, criteria for the previous year have been achieved for those individuals. The CEO may also provide a self-assessment of his own individual performance objectives and/or results achieved, if requested by the Compensation Committee.

The CEO makes recommendations to the Compensation Committee regarding the amount and type of compensation awards for other members of executive management. The CEO does not engage in discussions with the Compensation Committee regarding his own compensation. The VP of Human Resources provides the Compensation Committee and the Chair of the Board with relevant market data and other information as requested, in order to support the Compensation Committee’s deliberations regarding the CEO’s compensation and subsequent recommendation to the Board.

Performance Assessment

The Compensation Committee’s comprehensive assessment of the overall business performance of Lake Shore Gold, including corporate performance against objectives (both quantitative and qualitative), business circumstances and, where appropriate, relative performance against peers, provides the context for individual executive officer evaluations for all direct compensation awards.

The Compensation Committee’s assessment of performance is based on key performance indicators (“KPIs”) set annually for each member of senior management. The KPIs have three components with a weighting attached to each component.  The first component is based on corporate objectives for financial performance, growth through development and exploration, and compliance with health, safety and environmental targets.  The second component is based on operational objectives and includes production and development targets for the year. The third component is based on divisional objectives related to the executive’s role within the organization.  All objectives may include a combination of quantitative and qualitative measures.  In addition to the specified KPIs, the Compensation Committee and Board reserve the discretion to alter the bonus award to any particular NEO where deemed appropriate.

The Compensation Committee, in consultation with the CEO, reviews the achievements and overall contribution of each individual executive officer who reports to the CEO. The Board Chair and Compensation Committee have in-camera discussions to complete an independent assessment of the performance of the CEO.  The Compensation Committee then determines an overall individual performance rating for each individual executive officer.

A summary of the 2012 KPIs and results are noted in the section “Compensation Decisions Made for 2012”, below.

Internal Equity and Retention Value

Executive officer pay relative to other executives (“internal equity”) is generally considered in establishing compensation levels. The difference between one executive officer’s compensation and that of the other NEOs reflects, in part, the difference in their relative responsibilities, years of experience and other factors.

The Compensation Committee also considers the retentive potential of its compensation decisions. Retention of the NEOs is critical to business continuity and succession planning.

Previously Awarded Compensation

The Compensation Committee approves or recommends compensation awards which are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual. The Compensation Committee believes that reducing or limiting current incentive awards or other forms of compensation as a result of prior gains realized by an executive officer would unfairly penalize the officer and reduce the motivation for continued high achievement.

Compensation Decisions Made For 2012

The following tables set out the performance objectives for 2012 for the NEOs along with the percentage of short-term incentive available for achieving the objectives, as well as the Compensation Committee’s determination of the amount to be paid for achievement, expressed as a percentage, and the amount to be paid in total, expressed as a percentage. In exercising its discretion to make individual short term incentive awards in addition to any amounts available to a NEO from achieving stated objectives, the Compensation Committee assessed the individual performance of each of the NEOs subjectively in light of their contributions towards the overall performance of the Corporation in meeting its corporate and operational objectives, and the achievement of divisional targets.  The Committee, in the exercise of its discretion, also considered each NEOs contributions to special projects and other activities deemed worthy of recognition, which advanced the interests of the Corporation but were not otherwise reflected in stated objectives.

Corporate and Strategic Objectives

Objective	Result	% of total target payout
Achieve share price performance above median of gold index subgroup	Not achieved	0
Achieve operational and financial guidance, and manage operating and capital costs within approved budget while delivering on development objectives	Achieved low end of production guidance, met guidance for capital expenditures, controlled operating costs on per tonne basis	20
Achieve growth through: in-mine replenishment and expansion of resources and reserves, development of key infrastructure, expansion of the mill, studies of economic potential of development-stage projects, advancement of exploration properties through increases in resources and exploration success	Completed work to add reserves at Timmins West Mine and Bell Creek Mine, completed development work at Timmins West Mine to meet increased production levels, completed first phase of mill expansion to 2,500 tpd, completed work for economic evaluation of Bell Creek mine expansion, announced resource estimate at Gold River Trend, announced exploration success at Fenn-Gib and 144 Project.	23.25
Maintain and build social licence through: health and safety performance, environmental management, relationship with community stakeholders	Progress was made on the implementation of Health and Safety Management Systems including training, risk assessments, Critical Task Inventory, Critical Risk Controls, and Physical Demands Analysis for all positions; no major spills or incidents which required remedial work, operations were in compliance with requirements; the Corporation actively engaged with community stakeholders	12.5
Total achievement of Corporate and Strategic Objectives		55.75

Individual Performance

Anthony Makuch — CEO

The Compensation Committee determined that Mr. Makuch was eligible to receive a Short-Term Incentive of $183,975 based on the achievement of corporate and strategic objectives, but he elected to decline the bonus in light of the company’s financial performance. These amounts, however, will be paid to him in the event of a change in control (see “Termination and Change of Control Benefits” on page 36.

Mario Stifano — CFO

Mr. Stifano left the Corporation prior to the end of the year and as a result no Short-Term Incentive was awarded.

Dan Gagnon — Senior Vice-President, Operations

Assessment Criteria	Total Bonus available as a percentage of salary	Bonus awarded as a percentage of salary
Achieve Corporate and Strategic Objectives	20%	11%
Achieve Divisional Objectives: implement systems to create a culture focused on working safely; manage operations according to approved budget; develop and implement water management plan for both mine sites; develop operating plan and budget for 2013; and discretionary assessment by the CEO and Board	30%	22%
TOTAL	50.00%	33%

Eric Kallio — Vice-President, Exploration

Assessment Criteria	Total Bonus available as a percentage of salary	Bonus awarded as a percentage of salary
Achieve Corporate and Strategic Objectives	20%	11%
Achieve Divisional Objectives: complete exploration program at Bell Creek Mine in support of preliminary economic analysis; identify and expand potential at Fenn-Gib, Gold River Trend and 144; identify new exploration opportunities; and discretionary assessment by the CEO and Board	30%	19%
TOTAL	50.00%	30%

Merushe Verli — Vice-President, Finance

Assessment Criteria	Total Bonus available as a percentage of salary	Bonus awarded as a percentage of salary
Achieve Corporate and Strategic Objectives	10%	6%
Achieve Divisional Objectives: manage audit requirements in respect of compliance with SOX and internal control testing; manage internal and external financial reporting; manage internal controls over financial reporting; and discretionary assessment by the CEO and Board	15%	14%
TOTAL	25.00%	20%

Alasdair Federico — Vice-President, General Counsel & Corporate Secretary

Assessment Criteria	Total Bonus available as a percentage of salary	Bonus awarded as a percentage of salary
Achieve Corporate and Strategic Objectives	10%	6%
Achieve Divisional Objectives: manage compliance with corporate and securities reporting obligations; support corporate transactions and initiatives; support board activities and corporate governance; and discretionary assessment by the CEO and Board	15%	15%
TOTAL	25.00%	21%

Further information regarding Lake Shore Gold’s corporate financial and business performance can be found in Management’s Discussion and Analysis for the year ended December 31, 2012, filed on SEDAR (www.sedar.com).

Decisions Related To Executive Compensation That Were Taken After Year End

Following year-end, the Compensation Committee considered and approved a salary increase for the Vice-President, Finance, to align the officer with the median average salary for the position based on the Coopers Survey data. All other salaries for NEOs were frozen at 2012 levels.

Performance Graph

The following graph compares the yearly percentage change in the Corporation’s cumulative total shareholder return on its Shares (being the percentage increase (or decrease) in the trading price of its Shares on a yearly basis based on an investment in the Corporation’s Shares on December 31, 2007, with the cumulative total shareholder return of the S&P/TSX Composite Index assuming reinvestment of dividends.  For comparison purposes it is assumed that $100 had been invested in the Corporation’s Shares and in the securities contained in the S&P/TSX Composite Index on December 31, 2007, and compounded annually thereafter.  On December 31, 2007, the closing price of the Corporation’s stock on the TSX was $1.75.

Date	Dec 31 2007	Dec 31 2008	Dec 31 2009	Dec 31 2010	Dec 31 2011	Dec 31 2012
LSG	100	81.1428571	236	237.714286	73.1428571	42.8571429
S&P/TSX Composite	100	66.9965157	90.4821286	106.41225	97.1431363	104.125651

Share Price Performance compared to NEO Compensation

From 2007 to present, Lake Shore Gold has been transitioning from a mineral exploration company to a producing mining company.  Such a transition comes with numerous inherent challenges in execution, which can cause a company’s securities to fluctuate in price. As well, such a transition can result in the market taking a different approach to valuing a company’s securities, also resulting in fluctuating share prices.  The Compensation Committee believes these factors played a role in the share price increases and decreases experienced by the Corporation since December 31, 2007, and does not believe the fluctuations in the price of the Corporation’s securities are necessarily reflective of management’s overall performance during that period.

Furthermore, the employment environment in the mining industry has become increasingly competitive during that period, resulting in a general increase in compensation across the industry.  As well, the transition from exploration to development and production requires staffing increases in management personnel with certain expertise and skill sets not previously required.  The Compensation Committee believes these factors distort any direct comparison between share price performance and aggregate executive compensation over the past 5 years, but notwithstanding the distortion, the general trend of the executive compensation follows the general trend of stock price performance over the same period.  The following graph displays the Corporation’s annual closing share price on its principal trading market expressed as a multiple of the 2007 base year, plotted against the aggregate compensation of the top 5 officers in each year expressed as a multiple of the 2007 base year.

Summary Compensation Table

(a)	(b)	(c)	(d)	(e)	(f1)		(f2)	(g)	(h)		(i)
					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share-based Awards ($)(3)	Option- based Awards ($)(4)	Annual Incentive Plans		Long- Term Incentive Plans	Pension Value ($)	All Other Compensation ($)(6)		Total Compensation ($)
Anthony Makuch	2012	660,000	538,312	595,722	—	(5)	—	23,820	9,874		1,827,728
	2011	660,000	495,900	698,375	363,000		—	22,970	26,122	(7)	2,266,367
	2010	600,000	—	2,518,910	750,000		—	22,000	—		3,890,910
Mario Stifano(1)	2012	276,927	—	—	—		—	16,081	7,609	(8)	300,617
	2011	340,200	136,800	193,277	139,992		—	20,412	9,822		840,503
	2010	324,000	—	650,041	179,010		—	19,440	—		1,172,491
Dan Gagnon(2)	2012	275,000	149,531	170,206	90,200		—	16,500	8,463	(9)	707,764
	2011	145,833	94,050	747,913	67,709		—	7,500	9,580		1,072,585
	2010	—	—	—	—		—	—	—		—
Eric Kallio	2012	300,000	122,343	127,655	90,000		—	18,000	6,614		664,612
	2011	300,000	112,860	159,776	135,000		—	18,000	6,483		732,119
	2010	252,000	—	529,620	136,710		—	15,120	—		933,450
Alasdair Federico	2012	250,000	54,375	60,636	51,438			15,000	5,346		436,795
	2011	222,255	42,750	49,003	47,157			13,084	5,334		379,583
	2010	201,600	—	184,178	54,432			12,906	5,470		458,586
Merushe Verli	2012	196,240	42,682	49,998	38,905		—	11,774	5,027		344,626
	2011	196,240	39,330	44,919	38,365		—	11,661	5,229		335,744
	2010	178,400	—	135,425	47,053		—	10,679	5,530		377,087

(1)                                  Mario Stifano resigned as CFO as of October 10, 2012, prior to the Corporation’s annual mid-term and long-term incentive award granting period, and prior to the assessment of the Corporation’s and individuals’ performance as compared to short-term incentive award criteria.

(2)                                  Dan Gagnon joined the Corporation as VP Operations effective June 6, 2011.

(3)                                  Stock-based awards reflects the granting of Performance Share Units as described above under “Mid-Term Incentives” on page 23.  Each PSU was issued at a price of $0.87 and entitles the holder to a cash payment equal to the dollar value of one Share of the Corporation at the time of vesting.

(4)                                  The fair value of option-based awards is determined using the Black-Scholes option pricing model using the following assumptions for the grants made in 2012: no dividends are to be paid; volatility of 63.9%; risk free interest rate of 1.27%, and expected life of 3.5 years.

(5)                                  Mr. Makuch was eligible to receive an annual incentive (cash bonus) for 2012 of $183,975 based on the achievement of corporate and strategic goals in accordance with the Short-Term Incentive element of the Corporation’s compensation plan, but he elected to decline the bonus in light of the company’s financial performance. These amounts, however, will be paid to him in the event of a change in control (see “Termination and Change of Control Benefits” on page 36.

(6)                                  Includes the cost of medical and dental benefits available to all employees.

(7)                                  In 2011 the Corporation made contributions on Mr. Makuch’s behalf to a private RRSP totalling $16,630, representing the amount by which Mr. Makuch’s pension calculation exceeded allowable contributions for the year.  The Corporation did not make any similar contributions in 2012.

(8)                                  The Corporation paid $2,399 in 2012 and $3,030 in 2011 for a reserved parking space for Mr. Stifano.

(9)                                  Mr. Gagnon received a taxable benefit of $2,136 related to his use of a vehicle paid for by the Corporation in 2012.  The Corporation paid $5,950 in relocation allowances to Mr. Gagnon in 2011.

Each of the NEOs is employed by the Corporation pursuant to an employment contract which sets out the NEO’s base salary and target bonus eligibility.

Incentive Plan Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Anthony Makuch	400,000	0.80	11/6/2013	—	908,750	681,562	—
	492,000	4.13	11/17/2014
	1,395,000	3.65	10/05/2015
	813,000	1.71	11/08/2016
	1,680,000	0.87	11/14/2017
Mario Stifano	375,000	0.89	10/15/2013	—	—	—	—
	150,000	4.13	11/17/2014
	360,000	3.65	10/05/2015
	224,000	1.71	11/08/2016
Dan Gagnon	300,000	3.60	6/5/2016	—	226,875	170,156	—
	120,000	2.30	9/11/2016
	156,000	1.71	11/08/2016
	480,000	0.87	11/14/2017
Eric Kallio	300,000	1.28	8/11/2013	—	206,625	154,968	—
	150,000	4.13	11/17/2014
	150,000	3.15	06/30/2015
	150,000	3.65	10/05/2015
	186,000	1.71	11/08/2016
	360,000	0.87	11/14/2017
Alasdair Federico	225,000	1.71	04/14/2013	—	87,500	65,625	—
	60,000	0.80	11/06/2013
	75,000	4.13	11/17/2014
	102,000	3.65	10/05/2015
	72,000	1.71	11/08/2016
	171,000	0.87	11/14/2017
Merushe Verli	64,700	0.80	11/06/2013	—	72,060	54,045	—
	75,000	4.13	11/17/2014
	75,000	3.65	10/05/2015
	66,000	1.71	11/08/2016
	141,000	0.87	11/14/2017

(1)         Based on the December 31, 2012, closing price on the TSX, which was $0.75.

INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

(a)	(b)	(c)	(d)
Name	Option-Based Awards - Value Vested During the Year ($)(1)	Share-based Awards - Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Anthony Makuch	—	—	—	(2)
Mario Stifano	—	—	—
Dan Gagnon	—	—	90,200
Eric Kallio	—	—	90,000
Alasdair Federico	—	—	51,438
Merushe Verli			38,905

(1)         Represents the aggregate dollar value that would have been realized if the options had been exercised on the respective vesting dates.

(2)         Mr. Makuch was eligible to receive an annual incentive (cash bonus) for 2012 of $183,975, but he elected to decline the bonus in light of the company’s financial performance. These amounts, however, will be paid to him in the event of a change in control (see “Termination and Change of Control Benefits” on page 36.

None of the NEOs realized any gains from the exercise of stock options during 2012.

Pension Plan Benefits

(a)	(b)	(c)	(d)
Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End ($)
Anthony Makuch	90,257	23,820	121,319.41
Mario Stifano	61,720	16,081	78,331.39
Dan Gagnon	7,578	16,500	25,429.34
Eric Kallio	53,110	18,000	75,389.33
Merushe Verli	45,627	11,774	61,450.03
Alasdair Federico	46,776	15,000	65,515.55

Every full time employee is eligible to participate in the Corporation’s pension plan as of the first day of the month following the employee’s date of hire, and the employee’s pension entitlement vests after one full year of continuous membership in the plan. The normal retirement age for the Corporation’s pension plan is 55.  A terminated member can convert his or her pension plan assets into income (in the form of a life income fund or an annuity) at age 45 (10 years prior to the normal retirement date).

Contributions are calculated as 6% of an employee’s base salary, and the potential income to the employee at the time of payout is a function of the returns generated based on the investment decisions made, which are controlled by the employee.  The Canada Revenue Agency stipulates the minimum and maximum amount that can be withdrawn annually from a locked-in retirement account by an employee based on a prescribed rate, the value of the account and the employee’s age.

The Corporation does not have any policies on granting extra years of credited service.

The Corporation does not currently have any deferred compensation plans.

Termination and Change of Control Benefits

Each NEO of the Corporation has an employment agreement in place which provides for a payment in the event that the NEO is terminated other than for cause, or in the event that a Triggering Event (as described below) occurs within 12 months following a Change of Control (as described below).

A “Change of Control” may include the following circumstances (a) more than 50% of the current Board is replaced other than through natural attrition; (b) anyone acquires 50% or more of the Corporation’s common shares or the shareholders approve such an acquisition; (c) the Corporation disposes of a majority of its property or assets or the shareholders approve such a disposition; (d) the Corporation becomes insolvent or bankrupt.

A “Triggering Event” means the occurrence of any one of the following events without the agreement of the NEO: (i) an adverse change in any of the duties, powers, rights, discretion, prestige, salary, benefits or perquisites of the NEO; (ii) a diminution of the title of the NEO; (iii) a change in the position or body to whom the NEO reports; or (iv) a change in the hours or location of the NEO’s employment.

In the event of a Termination without cause,

•                  the CEO would be entitled to a payment equal to 24 months’ salary plus bonus and benefits coverage (or payment of an amount sufficient to obtain comparable benefits coverage);

•                  each of Mr. Gagnon and Mr. Federico would be entitled to a payment equal to 12 months’ (plus, following 5 years of continual service, an additional month for each year of service to a maximum of 12 additional months’) salary plus bonus and benefits coverage (or payment of an amount sufficient to obtain comparable benefits coverage); and

•                  Mr. Kallio and Ms. Verli would be entitled to a payment of 12 months’ salary plus bonus and continued benefits coverage (or payment of an amount sufficient to obtain comparable benefits coverage).

In the event of both a Change of Control and Triggering Event,

•                  the CEO and each of Mr. Gagnon and Mr. Federico would be entitled to a payment equal to 24 months’ salary plus bonus and benefits coverage (or payment of an amount sufficient to obtain comparable benefits coverage); and

•                  Mr. Kallio and Ms. Verli would be entitled to a payment of 12 months’ salary plus bonus and continued benefits coverage (or payment of an amount sufficient to obtain comparable benefits coverage).

There are no significant conditions or obligations with which a NEO must comply in order to receive payment.

Other significant terms of the agreements relating to the payments described above are that: none of the NEOs is required to mitigate his damages; each NEO is entitled to the full payment even if he obtains alternative employment; and the payment constitutes a full and final settlement of any claims that might otherwise exist as a result of termination of the NEO’s employment.

In the event of a Change of Control and Triggering Event each NEO would also be entitled to immediate vesting and payout of any unvested PSUs.  As well, the Corporation’s Stock Option Plan provides that all unvested options vest and become immediately exercisable upon a change of control, which is defined under the Stock Option Plan to mean the acquisition by any person (alone or together with joint actors) of not less than 20% of the issued and outstanding common shares of the Corporation.

The following table sets out the estimated payments in the event of a termination or Triggering Event following a Change of control, assuming that the event giving rise to the payment occurred on the last business day of 2012.

PAYMENTS UPON TERMINATION (“T”) OR CHANGE OF CONTROL (“CoC”)

		Amount in respect of salary $	Amount in respect of bonus $	Amount in respect of benefits $	Amount in respect of PSUs $	TOTAL
Anthony Makuch	CoC	1,320,000	726,000	19,748	681,562	2,747,310
	T	1,320,000	726,000	19,748	0	2,065,748
Dan Gagnon	CoC	550,000	67,709	12,654	170,156	800,519
	T	275,000	67,709	6,327	0	349,036
Eric Kallio	CoC	300,000	135,000	6,614	154,968	596,582
	T	300,000	135,000	6,614	0	441,614
Alasdair Federico	CoC	500,000	101,589	10,692	65,625	677,906
	T	354,167	66,806	7,574	0	428,547
Merushe Verli	CoC	196,240	85,418	5,027	54,045	340,730
	T	196,240	85,418	5,027	0	286,685

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out certain information, as at the end of the Corporation’s most recently completed financial year.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation plans approved by security holders	23,087,535	(1)	$2.32	18,477,891
Equity compensation plans not approved by security holders	150,000	(2)	$3.00	n/a
Total	23,237,535			18,477,891

(1)         Securities issuable under the Corporation’s Stock Option Plan (described below) and under the option plan of West Timmins Mining Inc., which was amalgamated with the Corporation on January 1, 2012.

(2)         Securities issuable by the Corporation under warrants issued in connection with certain acquisitions of property. Each warrant entitles the holder to acquire one common share at an exercise price of $3.00 per share, and expires on October 6, 2013.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the current or former directors, employees or executive officers of the Corporation, none of the proposed directors of the Corporation and none of the associates of such persons is or has been indebted to the Corporation at any time since the beginning of the Corporation’s last completed financial year.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

APPOINTMENT OF AUDITOR

The Corporation’s auditor is Deloitte LLP.  Deloitte was initially appointed auditor of the Corporation in 2002.

The Corporation paid the following fees to Deloitte in respect of services provided for the years ended December 31, 2012, and December 31, 2011:

	2012	2011
a) Audit Fees	$775,500	$764,278
b) Audit Related Fees	12,000	—
c) Tax Fees		17,900
d) All Other Fees	—	—
	$787,500	$782,178

Audit Fees in 2012 include work in relation to the offering of convertible securities in September 2012.

Audit Fees in 2011 include work in relation to the audit of the financial statements of the company under US GAAP associated with the listing of the Corporation’s common shares on the NYSE MKT.

Audit related fees incurred in 2012 were incurred in connection with an audit of the Corporation’s defined contribution pension plan.

Tax fees incurred in 2011 were related to the option agreement for the Corporation’s Mexican properties and for the DSU and PSU plans.

No other fees were incurred during the period.

Additional Information required by Multilateral Instrument 52-110, Audit Committees, is presented in the Corporation’s Annual Information Form, which is filed on SEDAR (www.sedar.com).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Corporation, nor any proposed director of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect the Corporation, except as disclosed herein.

MANAGEMENT CONTRACTS

Management services for the Corporation or its subsidiaries are not performed by persons other than the executive officers of the Corporation (see “Statement of Executive Compensation”).

CORPORATE GOVERNANCE DISCLOSURE

The following Corporate Governance Disclosure is provided pursuant to National Policy 58-201 Corporate Governance Guidelines as well as National Instrument 58-101, Disclosure of Corporate Governance Practices.

•                  Board of Directors — Independence and Attendance

a.              The following directors have been determined by the Board to be independent, as defined in National Instrument 58-101, as they are not currently nor have they been during the past 3 years members of management, and they are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholding:

i.                  Alan C. Moon,

ii.               Jonathan Gill,

iii.            Arnold Klassen,

iv.           Peter Crossgrove, and

v.              Frank Hallam.

b.              Anthony Makuch is the President and CEO and is therefore not considered independent for the purposes of National Instrument 58-101.

c.               A majority of directors is independent.

d.              Certain of the current directors are presently a director of one or more other reporting issuers, as follows:

Director	Other Issuer
Alan C. Moon	Northern Superior Resources Inc.
Arnold Klassen	Northern Superior Resources Inc. Zincore Metals Inc.
Peter Crossgrove	Excellon Resources Inc. Detour Gold Corporation Dundee REIT Pelangio Exploration Inc.
Frank Hallam	Platinum Group Metals Ltd. MAG Silver Corp. West Kirkland Mining Inc. Nextraction Energy Corp.

The Board does not have a written policy regarding board interlocks, but the Corporate Governance and Nominating Committee monitors interlocks among board members and considers the nature and extent of any interlocks when conducting annual assessments of the functioning of the board and the annual director nomination process.

e.               Each Board meeting is either preceded or followed by an in camera meeting of the independent directors which members of management do not attend.  The Chair informs management of the substance of these meetings to the extent that action is required by management.

f.                The Chair of the Board, Alan C. Moon, is an independent director, which enhances the Board’s ability to function independently of management. It is the Chair’s responsibility to ensure that the relationships between management, shareholders and the Board are efficient and effective. The Chair acts as a resource for the CEO and at all times retains an independent perspective to represent the best interests of the Corporation.

g.               The following chart illustrates the number of meetings of the Board and each committee, and the directors’ attendance during 2013, with each director’s attendance shown relative to the number of meetings in which he was eligible to participate.

	Board		Committees
				Corporate		Health, Safety
				Governance and		Environment and
Director	Regular	Special	Audit	Nominating	Compensation	Community
Alan C. Moon	4/4	10/10	4/4	4/4	1/1	—
Anthony Makuch	4/4	10/10	—	—	—	—
Arnold Klassen	4/4	10/10	4/4	4/4	—	—
Jonathan Gill	4/4	8/10	—	—	5/5	4/4
Frank Hallam	4/4	10/10	4/4	—	—	4/4
Peter Crossgrove	4/4	10/10	—	4/4	5/5	—

•                  Board Mandate

The mandate of the Board is to supervise the management of the Corporation and to act in the best interests of the Corporation.  The Board acts in accordance with the Canada Business

Corporations Act; the Corporation’s Articles of Amalgamation; the Corporation’s Code of Business Conduct and Ethics; the Mandate of the Board and the charters of the Board’s committees and other applicable laws and policies.  The Board approves significant decisions that affect the Corporation before they are implemented.  As a part of its overall responsibility for the stewardship of the Corporation, the Board assumes responsibility for the following:

a.                                      Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Corporation, and guides the operations of the Corporation and management in compliance with the Corporation’s constating documents and Canadian corporate law, securities legislation in each jurisdiction in which the Corporation is a reporting issuer, and other applicable laws.

b.                                      Strategic Planning

The Board is actively involved in the Corporation’s strategic planning process.  Management discusses and reviews materials relating to the strategic plan with the Board.  The Board is responsible for reviewing and approving the strategic plan, which takes into account the opportunities and risks of the business.  Following the completion of each year, the Board undertakes a review of the strategic plan to assess the strengths, weaknesses and overall results of the plan.  The Board also receives reports from management throughout the year on the current and proposed operations of the Corporation and reviews opportunities and assesses risks so that the plan can be adjusted.

c.                                       Dealing with Risks

The Board, in its annual assessment of the strategic plan, reviews principal risks and considers management’s plans to monitor and manage risk.  The principal risks to the Corporation have been identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that mineral exploration and development activities are inherently risky.  The Board has instructed management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed.  The Board may from time to time appoint management, board members or advisors to assist in assessing different risks.

d.                                      Succession Planning

The Board, through the Compensation Committee, annually identifies key individuals of the Corporation and, in consultation with management, determines how to replace such individuals should the need arise.  Management is assigned the responsibility of training and advising new persons of the Corporation’s policies and practices.  The CEO has primary responsibility for supervising and reviewing the performance of senior management.  The performance of senior management is always under scrutiny.

e.                                       Disclosure  Policy

The Corporate Disclosure and Stock Trading Policy governs communication with shareholders and others and reflects the Corporation’s commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Corporation’s relationship with its shareholders.

f.                                         Internal Control and Management Information Systems

The effectiveness and integrity of the Corporation’s internal control and management information systems contribute to the effectiveness of the Board and the Corporation.  To maintain the effectiveness and integrity of the Corporation’s financial controls, the Board, through the audit committee which consists solely of independent directors, oversees and monitors internal control and management information systems.

g.                                      Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee composed entirely of independent directors, and which has overall responsibility for developing the Corporation’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the Corporation’s Guide to Corporate Governance.  The Corporate Governance and Nominating Committee is also responsible for identifying individuals qualified to become new board members, recommending to the Board the new director nominees for the next annual meeting of shareholders, and for reviewing the circumstances surrounding any director who receives votes representing less than a majority of the shares voted and withheld at a meeting of shareholders.

Individual directors may engage an outside adviser at the expense of the Corporation in appropriate circumstances, subject to the approval of the Chair of the Corporate Governance and Nominating Committee.

h.                                      Feedback

The Corporation’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Corporation.

i.                                         Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to manage effectively certain aspects of the Board’s duties, and for ensuring that the committees have the requisite independence, competency and skill.  The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member.  Directors are responsible for reviewing meeting materials in advance of the meeting.

Directors are responsible for fulfilling the Board’s expectations of Directors, as set out in the Position Description - Directors, in respect of:  Board Activity; Preparation and Attendance; Communication; Committee Work; and Business, Community and Industry Knowledge.

•                  Position Descriptions

a.              The Board has developed written position descriptions for the Chair and the Chair of each Board committee:

CHAIR OF THE BOARD

INTRODUCTION

The Board of Directors has ultimate accountability for the management of the Company.  Critical to meeting this accountability is the relationships among the individuals on the Board and between the Board, management, and shareholders.

The Chair, as the presiding Board member, ensures that these relationships are effective and efficient.  In performing this role, the Chair must work with the CEO, manage the Board, and together with the CEO, ensure effective relations with shareholders.

The Chair, while working closely with the CEO, retains an independent perspective to represent the best interests of the Company.

WORKING WITH MANAGEMENT

The Chair acts as a resource for the CEO, including helping to define problems, review strategy, maintain accountability, build relationships and ensure the CEO is aware of concerns of the Board and shareholders.

MANAGING THE BOARD

The Chair :

a.                                      ensures that the Board monitors the Company’s business and affairs and that the Board is alert to its obligations;

b.                                      assists the Board in reviewing and monitoring the strategy, policies and direction of the Company;

c.                                       communicates with the Board to ensure it has sufficient knowledge to permit it to comfortably and properly make major decisions when such decisions are required;

d.                                      sets the frequency of the Board meetings and reviews such frequency from time to time;

e.                                       coordinates the agenda, information packages and related events for Board meetings with the CEO and the Corporate Secretary;

f.                                        chairs Board meetings;

g.                                       in conjunction with the CEO, recommends the committees of the Board and their composition, reviews the need for, and the performance and suitability of those committees and makes such adjustments as deemed necessary from time to time;

h.                                      attends committee meetings where appropriate and ensures that Board and committee meetings are conducted in an efficient, effective and focused manner; and

i.                                          periodically reviews and assesses director attendance, performance and compensation and the size and composition of the Board, all in conjunction with any relevant committees of the Board.

RELATIONS WITH SHAREHOLDERS AND THE PUBLIC

The Chair will chair meetings of shareholders whenever feasible.

The Chair decides, in consultation with the CEO, if it is appropriate that the Board be represented at official functions and meetings with major shareholder groups and financial analysts.

COMMITTEE CHAIR

INTRODUCTION

Committee Chairs are selected by the Board on the recommendation of the Chair of the Board.  The Chair of a committee presides at meetings and is responsible to ensure the work of the committee is well organized and proceeds in a timely fashion.  In performing this role, the Chair must work with the CEO and management as well as the members of the committee.

COMMITTEE MEETINGS AND AGENDAS

The committee Chair, in consultation with his or her committee, the CEO or his or her delegate, will determine the agenda, frequency, and length of the meetings.  In addition, the Committee’s Charter may stipulate a minimum number of meetings per year.

MANAGING THE COMMITTEE

The Chair:

a.                                      ensures that the committee is alert to its obligations;

b.                                      assists the committee in reviewing and monitoring its Committee Charter;

c.                                       communicates with the Board to ensure the Board has sufficient knowledge to permit it to comfortably and properly make decisions relevant to the committee;

d.                                      chairs committee meetings and ensures that committee meetings are conducted in an efficient, effective and focused manner; and

e.                                       organizes the committee’s process to review and assess director attendance and performance on the committee and to prepare the Committee Annual Report.

b.              The Board and CEO have developed a written position description for the CEO, which delineates the role and responsibilities of the CEO:

CEO

INTRODUCTION

The CEO provides overall leadership and vision in developing the strategic direction of the Company, in consultation with the Board.  The CEO also manages the overall business of the Company to ensure the strategic plan is effectively implemented and the results are monitored and reported to the Board.  The CEO reports to the Board and maintains a close working relationship with the Chair of the Board.

RESPONSIBILITIES - CEO

The CEO of the Company:

(a)                                 manages the Company, including the primary responsibility for supervising and reviewing the performance of other senior management;

(b)                                 creates a corporate culture that promotes ethical practices, integrity and a positive work climate;

(c)                                  develops and maintains an effective organizational structure;

(d)                                 develops and maintains effective programs for the Company’s activities;

(e)                                  ensures the Company is adequately financed;

(f)                                   manages and oversees the required interaction between the Company and the public;

(g)                                  maintains an appropriate level of regular communication with members of the Board outside Board meetings, to keep the Board properly informed; and

(h)                                 meets regularly and as required with the Chair and other Board members to review material issues and to ensure that the Chair and other Board members are provided in a timely manner with all information and access to management necessary to permit the Board to fulfill its obligations.

RESPONSIBILITIES — MANAGEMENT

Management of the Company works closely with the CEO in managing the Company and to meet the corporate goals and objectives.

CORPORATE GOALS AND OBJECTIVES

The CEO is responsible for meeting the following corporate goals and objectives relevant to the CEO’s compensation, which are reviewed and approved by the Compensation Committee:

Strategy —

1.              Develop and recommend to the Board a strategic plan for the Company and, when approved by the Board, implement such plan.

Financial Reporting and Controls —

1.              Ensure, in conjunction with the Chief Financial Officer, that the annual and interim filings of the Company do not contain any misrepresentations and that the annual and interim financial statements fairly present, in all materials respects, the financial condition, results of operations and cash flows of the Company, and provides any related certifications required by applicable legislation or corporate governance rules.

2.              Supervise the design of, implement, maintain and periodically evaluate, in conjunction with the Chief Financial Officer, the effectiveness of (i) internal controls to provide reasonable assurances that the financial statements of the Company are fairly presented in accordance with generally accepted accounting principles and (ii) disclosure controls and procedures to provide reasonable assurances that material information relating to the Company is made known to the Chief Executive Officer by others within the Company.  Report any deficiencies in such controls and procedures to the Audit Committee.

•                  Orientation and Continuing Education

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business:

i.                                          Each new director is provided with a copy of the Board Manual, which contains the Corporation’s policies and provides a comprehensive introduction to the Board, its committees and its directors; and

ii.                                       The Chair determines what orientation to the nature and operation of the Corporation’s business will be necessary and relevant to each new director, based on the new director’s skill set and professional background, and ensures that adequate orientation is provided by the board or management, or by external service providers where necessary.  This may include enrollment in programs offered by the Institute of Corporate Directors, at the Corporation’s expense.

The Board takes the following measures to provide continuing education for its directors in order that they maintain the skill and knowledge necessary for them to meet their obligations as directors:

i.                                          The Board Manual is updated annually and revised materials are given to each director.

ii.                                       The Board may request from management, or other experts, technical or other presentations focusing on a particular property or issue.  The Q&A portions of these presentations are a valuable learning resource for the non-technical directors.

iii.            Directors are encouraged to participate in continuing education programs through the Institute of Corporate Directors or other service providers.

iv.            Directors are encouraged to make site visits to the Corporation’s properties.

In 2012, members of the board engaged in the following continuing education activities:

a.              visiting the Corporation’s mining properties in Timmins and spending time with the staff reviewing the Corporation’s operations and its challenges (Jon Gill);

b.              attending courses provided by the Institute of Corporate Directors (Jon Gill);

c.               presentation by independent legal advisor on board duties and responsibilities in the context of certain transactions (all members of the board participated); and

d.              presentations by independent advisors on preparations and board readiness for unsolicited transaction proposals (all members of the board participated).

The Board ensures that proposed directors are able to devote sufficient time and energy to being a director.  The Board provides continuing education opportunities for all the directors so that directors may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the issuer’s business remains current.

•                 Ethical Business Conduct

a.              The Board has adopted a written Code of Business Conduct & Ethics for its directors, officers, employees and consultants (the “Code”), a copy of which is filed on SEDAR and is posted on the Corporation’s web site.

i.                  A copy of the Code is provided to each director, officer, employee and consultant. In addition, if the Code is amended or revised, then a new copy is distributed;

ii.               In order to ensure compliance with the Code, the Board has established anonymous whistle-blower complaint procedures; and

iii.            There has never been a material change report filed, and more particularly not within the preceding 12 months, that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

b.              The Board complies with the conflict of interest provisions of the Canada Business Corporations Act, as well as relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

c.               In addition to the Code, the Board has also implemented a Disclosure and Stock Trading Policy and a Code of Employee Conduct to encourage and promote a culture of ethical business conduct.

•                  Nomination of Directors

a.              In order to identify new candidates for nomination to the Board, the Board considers the advice and input of the Corporate Governance and Nominating Committee regarding:

i.                  the appropriate size of the Board, the necessary competencies and skills of the Board as a whole, and the competencies and skills of each existing director; and

ii.               the identification and recommendation of new individuals qualified to become new Board members.  New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve.

In carrying out the above functions, Corporate Governance and Nominating Committee maintains a matrix of key competencies and skills, which it revisits and updates annually or more frequently as required:

Functional Experience
Director	Senior Executive Experience	Finance	Extractive Resource Industry
Alan Moon	X	X	X
Peter Crossgrove	X	X	X
Jon Gill			X
Frank Hallam	X	X	X
Arnold Klassen	X	X	X

b.              The Corporate Governance and Nominating Committee is composed entirely of independent directors.

c.               The Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees. The Committee has the power to engage outside advisors and determine its own procedures.

d.              The Corporation does not have a mandatory retirement policy for directors.

•                  Compensation

a.              The process by which the Board determines the compensation for executive officers of the Corporation is described in the Compensation Discussion and Analysis of the Compensation Committee.  The Board determines the compensation for the Corporation’s directors by comparison with publicly available information on other reporting issuers in the mineral industry.

b.              The Board has a Compensation Committee composed entirely of independent directors.

c.               The Compensation Committee is responsible for reviewing and recommending to the Board the CEO’s compensation; for evaluating the performance of the CEO; for making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and reviewing executive compensation disclosure in advance of publication.  The Committee has the power to engage outside advisors and determine its own procedures.

•                  Other Board Committees

In addition to the Audit, Compensation, and Corporate Governance and Nominating committees, the Board has a Health, Safety, Environment and Community Committee (HSECC).  The HSECC has overall responsibility for developing and monitoring standards for ensuring a safe, healthy work environment, environmentally safe work practices and sustainable development, and appropriate community relations.

•                  Assessments

The Board of Directors has adopted a process whereby directors are provided with an opportunity annually to evaluate the effectiveness of the Board, its committees, and individual Board members, and to identify areas where effectiveness can be improved or enhanced. The Corporate Governance and Nominating Committee is responsible for overseeing the evaluation process.  The process carried out in 2012 showed that all individuals and groups were effectively fulfilling their responsibilities.

The process involves the solicitation of input from individual directors through an annual survey, which explores the directors’ views and solicits feedbacks on how well he or she believes the Board and its committees are performing, and a self assessment of individual performance.  The evaluation process includes open-ended questions to allow directors to suggest improvement. The effectiveness surveys ask each director whether he or she believes the Board and each of its committee is functioning as it should in accordance with its mandate.

Responses are circulated to the Corporate Governance and Nominating Committee, who then work with the Corporate Secretary to summarize key items and recommendations for enhancing or strengthening effectiveness. The recommendations are tabled and discussed, and any remedial actions identified at the Corporate Governance and Nominating Committee. The chair of the Corporate Governance and Nominating Committee reports to the full Board on the results of the assessments and any recommendations and action items.

The chairman of the Board also conducts one-on-one discussions with each director to receive the directors’ input on governance, risk and strategy. The chairman of the Board summarizes key items arising from these discussions, and discusses them in camera at a meeting of the full Board.

Starting in 2012, the Board adopted a peer review process, which explored the directors’ views and solicited feedback on their assessment of other directors’ performance, including contributions, accountability, knowledge, experience and demonstration of high ethical standards. The peer review process involved a survey administered by third party where each director’s responses were kept anonymous from the rest of the Board.  The results of the survey were tabulated and consolidated by the third party and a summary report circulated to the Corporate Governance and Nominating Committee. Individual directors received their personal results.  The Corporate Governance and Nominating Committee reviewed the results as part of the annual nomination process.

•                  Risk Assessment

One of the major responsibilities of the Board is to oversee the identification of the principal risks of the Corporation’s business and ensure there are systems in place to identify, monitor and manage them effectively.

As part of its risk management governance system, the Board annually reviews the principal risks of the Corporation and its business and the risk management strategies and systems being employed by management to identify, monitor and manage these risks. To support the Board in conducting this review, senior management identifies and reports to the Board on the Corporation’s principal risks and management strategies to address risk.  For a detailed explanation of the risks applicable to the Corporation and its business, see ‘‘Risk Factors’’ in Lake Shore Gold’s Annual Information Form dated March 22, 2013, filed at www.sedar.com.

The committees of the Board also play a significant risk oversight role. The Audit Committee conducts periodic reviews of financial risk management issues, programs and policies, including cash management, insurance and gold selling activities.  The HSEC Committee monitors the adequacy of the Corporation’s internal controls as they relate to matters of environment, health, safety and sustainable development. In fulfilling this role, the HSEC Committee reviews the results of progress reports on the implementation of health and safety initiatives, and on environmental compliance programs, and reports to the Board of Directors on these matters.

•                  Succession Planning

The Board ensures the continuity of executive management by appointing a CEO and overseeing succession planning. The Compensation Committee is specifically mandated to assist the Board in this regard, by ensuring that appropriate executive succession planning and performance evaluation programs and processes (including development and career planning) are in place and operating effectively for executives. The Compensation Committee also reviews significant changes to the organization’s structure as they arise and their impact on executive roles.

The Compensation Committee undertakes an annual review of the succession planning process and results for executive management and reports to the Board on these matters. As part of this annual process, the CEO, supported by the Vice President, Human Resources, reviews candidates for the CEO and other executive management positions with the Compensation Committee.

The Board also reviews the Corporation’s processes for successors for its vice presidents, key employees who directly report to vice presidents, and managers.  Successors are identified using a process that assesses leadership potential as well as position-specific criteria, including employees’ performance, aspirations, engagement, experience and capabilities. Once candidates are identified, development plans are created and regularly reviewed and, if necessary, revisited.

The Board encourages the CEO to expose the Board to Lake Shore Gold’s executives and high potential employees, both for succession planning and career development, and to provide the Board with a broader perspective and context on issues relevant to the Corporation.  Directors are provided with opportunities to meet with employees through attendance at events hosted by the Corporation, or when they visit Lake Shore Gold’s facilities.

The Compensation Committee also assists the Board in monitoring the performance of the CEO by conducting an annual review of the CEO’s performance against predetermined goals and criteria (including the goal of succession planning) and reporting to the Board as well as recommending to the Board the total annual compensation of the CEO (see ‘‘Compensation Discussion and Analysis’’ beginning on page 17 of the Circular). The Compensation Committee also reviews with the CEO the performance of his direct reports and recommendations for their total compensation.

SHAREHOLDER PROPOSALS

Any shareholder who wishes to submit a proposal for consideration at the next annual meeting of shareholders must comply with section 137 of the Canada Business Corporations Act.  In order to have a proposal and any supporting statement included in the Corporation’s management proxy circular for the next annual meeting of shareholders, the proposal and supporting statement must be received by the Corporation no later than January 19, 2014.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is posted on the Corporation’s website at www.lsgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Shareholders may contact the Corporation by telephone at 416-703-6298, by email at info@lsgold.com, or by mail to the Corporation’s head office at Suite 2000, 181 University Avenue, Toronto, Ontario, M5H 3M7, to request copies of the financial statements and Management’s Discussion and Analysis.  Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

DATED at Toronto, Ontario	Alasdair Federico
April 15, 2013	General Counsel & Corporate Secretary

Schedule “A”

BY-LAW NO. 2

A by-law relating to
nominations for election to the
board of directors of

Lake Shore Gold Corp.

NOMINATION OF DIRECTORS

1.             Subject only to the Canada Business Corporations Act (the “Act”) and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as Directors of the Corporation. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of Directors, (A) by or at the direction of the Board or an authorized officer of the Corporation, including pursuant to a notice of meeting, (B) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act or (C) by any person (a “Nominating Shareholder”) (i) who, at the close of business on the date of the giving of the notice provided for below in this Section 1 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (ii) who complies with the notice procedures set forth below in this Section 1:

(a)                                 In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Corporation at the principal executive offices of the Corporation in accordance with this Section 1.

(b)                                 To be timely, a Nominating Shareholder’s notice to the secretary of the Corporation must be made (i) in the case of an annual meeting of shareholders, not less than thirty (30) nor more than sixty-five (65) days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing Directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this paragraph (b).

(c)                                  In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(d)                                 To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Corporation must set forth (i) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares in  the  capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of Directors pursuant to the Act and Applicable Securities Laws (as defined below); and (ii) as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of Directors pursuant to the Act and Applicable Securities Laws (as defined below). The Corporation may require any proposed nominee to furnish such other information, including a written consent to act, as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(e)                                  No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section 1; provided, however, that nothing in this Section 1 shall be deemed to preclude discussion by a shareholder (as distinct from nominating Directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(f)                                   For purposes of this Section 1, (i) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (ii) “Applicable Securities Laws” means the applicable Securities Act of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national

A-2

instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(g)                                  Notwithstanding any other provision of the by-laws of the Corporation, notice given to the secretary of the Corporation pursuant to this Section 1 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission  (provided that receipt of confirmation of such transmission has been received) to the secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

MISCELLANEOUS

2.             The invalidity or unenforceability of any provision of this by-law will not affect the validity or enforceability of the remaining provisions of this by-law.

MADE as of January 10, 2013.

[signed Alan Moon]
Alan Moon

[signed Peter Crossgrove]
Peter Crossgrove

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Schedule “B”

LAKE SHORE GOLD CORP.

EVERGREEN STOCK OPTION PLAN (2007)

(Amended March 10, 2010)

PART 1

INTERPRETATION

1.1                                                                               Definitions  In this Plan the following words and phrases shall have the following meanings, namely:

(a)                                “Blackout Period” means the interval of time during which the Company has determined that no Optionee may exercise any options of the Company;

(b)                                “Board” means the board of directors of the Company;

(c)                                 “Company” means Lake Shore Gold Corp.;

(d)                                “Disinterested Shareholders” means the votes of Shares held directly or indirectly by Insiders benefiting from the amendment for which approval is sought are excluded.

(e)                                 “Eligible Participant” means employees, Service Providers, directors, officers, as defined herein, of the Company, its subsidiaries or Service Providers.

(f)                                  “Exchange” means The Toronto Stock Exchange or if the Company is not listed on The Toronto Stock Exchange then any other stock exchange on which the Shares are listed for trading;

(g)                                 “Exchange Policies” means the policies, bylaws, rules and regulations of the Exchange governing the granting of options by the Company, as amended from time to time;

(h)                                “Exercise Price” means the price for which Shares may be purchased in accordance with an option granted under this Plan;

(i)                                    “Expiry Date” means the date that is the earlier of ten years from the date of grant of the option, or such shorter period as prescribed by the Exchange or by the Board or, in the case of options that expire during, or within 10 days of the expiry of, a Blackout Period, ten days after the expiry of such Blackout Period;

(j)                                   “Insider” has the meaning ascribed thereto in the Exchange Policies;

(k)                                “Joint Actor” means a person acting “jointly or in concert with” another person as that phrase is interpreted in section 1.9 of Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids, as amended from time to time;

(l)                                    “Market Price” means the volume weighted average trading price for the last five trading days on which the Company’s shares traded prior to the date of grant of options;

(m)                            “Optionee” means the recipient of an incentive stock option;

(n)                                “Plan” means this stock option plan as from time to time amended;

(o)                                “Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended, from time to time;

(p)                                “Securities Laws” means the act, policies, bylaws, rules, instruments and regulations of the securities commissions governing the granting of options by the Company and related matters, as amended from time to time;

(q)                                “Service Provider” means a person or a company engaged by the Company to provide services for an initial, renewable or extended period of twelve months or more and who qualifies as a “consultant” under section 2.22 of National Instrument 45-106 Prospectus and Registration Exemptions, as amended from time to time;

(r)                                   “Shares” means common shares of the Company.

1.2                                                                               Gender  Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2

PURPOSE OF PLAN

2.1                                                                               Purpose  The purpose of this Plan is to attract and retain employees, directors, officers and Service Providers to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through options granted under this Plan to purchase Shares.

PART 3

GRANTING OF OPTIONS

3.1                                                                               Administration  This Plan shall be administered by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members (the “Committee”).

3.2                                                                               Committee’s Recommendations The Board may accept all or any part of recommendations of the Committee or may refer all or any part thereof back to the Committee for further consideration and recommendation.

3.3                                                                               Grant by Resolution  The Board may, by resolution, grant options to Eligible Participants, or such other eligible Optionees as permitted by Exchange Policies and Securities

Laws, and specify the terms of such options, which shall be in accordance with Exchange Policies and Securities Laws.

3.4                                                                               Grant to Eligible Participants  The Committee may, by resolution, grant options to those Eligible Participants who are not Insiders of the Company or its subsidiaries and specify the terms of such options, which shall be in accordance with Exchange Policies and Securities Laws.

3.5                                                                               Terms of Option  The resolutions of the Board and the Committee shall specify the number of Shares to be placed under option to each Eligible Participant, the Exercise Price to be paid for such Shares upon the exercise of each such option, and the period, including any applicable vesting periods required by Exchange Policy, or by the Board or Committee, during which such option may be exercised.  In addition, at the sole discretion of the Board, or the Committee as the case may be, at the time of the grant, options may be made subject to: (i) performance conditions to be achieved by the Company, a class of Eligible Participants or by the Optionee, as a condition for the vesting of such options and/or (ii) any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time.

3.6                                                                               Written Agreement  Every option granted under this Plan shall be evidenced by a written agreement or grant letter, containing such terms and conditions as required by Exchange Policies and Securities Laws, between the Company and the Optionee and, where not expressly set out in the agreement or grant letter, the provisions of such agreement or grant letter shall conform to and be governed by this Plan.  In the event of any inconsistency between the terms of the agreement or grant letter and this Plan, the terms of this Plan shall govern.

PART 4

CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF OPTIONS

4.1                                                                               Exercise Price  The exercise price of an option granted under this Plan shall be not less than the Market Price.

4.2                                                                               Expiry Date  Each option shall, unless sooner terminated, expire on a date to be determined by the Board which will not be later than the Expiry Date.

4.3                                                                               Different Exercise Periods, Prices and Number  The Board and the Committee may, in their absolute discretion, upon granting an option under this Plan and subject to the provisions of Section 6.3 hereof, specify a particular time period or periods following the date of granting the option during which the Optionee may exercise his or her option to purchase Shares and may designate the exercise price and the number of Shares in respect of which such Optionee may exercise his or her option during each such time period.

4.4                                                                               Death of Optionee  If an Optionee dies prior to the expiry of his or her option, his or her  legal representatives may, within the earlier of one year from the date of the Optionee’s death, which date will be extended to the date that is ten (10) days after the end of a Blackout Period, if applicable, or the Expiry Date of the option, exercise that portion of an option granted to the Optionee under this Plan which remains outstanding.

4.5                                                                               Termination of Engagement   In the event that an Optionee ceases to be an Eligible Participant for any reason other than death, then such Optionee has the lesser of 90 days, which date will be extended to the date that is ten (10) days after the end of a Blackout Period, if applicable, or until the Expiry Date within which to exercise any option that is exercisable or that becomes exercisable prior to the end of such period, which has not been exercised prior to the date of ceasing to be an Eligible Participant. However, where the employment of an employee or the engagement of a Service Provider or Insider is terminated (i) without a valid cause the Board may, in its discretion, amend the terms of any option held by such Optionee to permit such person to exercise any or all of such options as if such Optionee’s employment or engagement had not been terminated and (ii) for cause the Board may, in its discretion, amend the terms of any options held by such Optionee that have not been previously exercised such that the options will only be exercisable on the next five (5) business days following the date of personal delivery of a written notice to the Optionee.

4.6                                                                               Assignment  No option granted under this Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by the rules and policies of the Exchange, an Optionee shall have the right to assign any option granted to him hereunder to a trust, RRSP, RESP or similar legal entity established by such Optionee.

4.7                                                                               Notice  Options shall be exercised only in accordance with the terms and conditions of the agreements under which they are respectively granted and shall be exercisable only by notice in writing to the Company.

4.8                                                                               Payment  Options may be exercised in whole or in part at any time, subject to any applicable vesting provisions, prior to their lapse or termination.  Shares purchased by an Optionee on exercise of an option shall be paid for in full at the time of their purchase.

PART 5

RESERVE OF SHARES FOR OPTIONS

5.1                                                                               Sufficient Authorized Shares to be Reserved  Whenever the Articles of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of options granted under this Plan.

5.2                                                                               Maximum Number of Shares to be Reserved Under Plan  The aggregate number of Shares which may be subject to issuance pursuant to options granted under this Plan shall be 10% of the issued and outstanding Shares at the time of the stock option grant.  Any issuance of Shares from treasury, including issuances pursuant to exercise of options, shall automatically replenish the number of Shares issuable under the Plan.

5.3                                                                               Maximum Number of Shares Reserved for Insiders  Under no circumstances shall this Plan, together with all of the Company’s other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result, at any time, in:

(a)                                 the number of Shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued and outstanding Shares;

(b)                                 the number of Shares issued to insiders, within a one year period, exceeding 10% of the issued and outstanding Shares; or

(c)                                  the issuance to any one insider and such insider’s associates, within a one year period, of a number of Shares exceeding 5% of the issued and outstanding Shares.

In addition, option grants to non-executive directors of the Company shall not exceed 1% of the outstanding issued Shares.

PART 6

CHANGES IN OPTIONS

6.1                                                                               Share Consolidation or Subdivision  In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for option and the price payable for any Shares that are then subject to option shall be adjusted accordingly.

6.2                                                                               Stock Dividend  In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for option and the price payable for any Shares that are then subject to option may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

6.3                                                                               Effect of a Take-Over Bid  If a bona fide offer ( an “Offer”) for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Shares subject to such Option (“Option Shares”) will become vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer.  However, if:

(a)                              the Offer is not completed within the time specified therein including any extensions thereof; or

(b)                              all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become vested pursuant to section 4.3 shall be reinstated.  If any Option Shares are returned to the Company under this section 6.3, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

6.4                                                                               Acceleration of Expiry Date  If at any time when an Option granted under the Plan remains unexercised with respect to any unissued Option Shares, an Offer is made by an offeror or a Change of Control, as defined in s. 6.5, occurs, the directors may, upon notifying each Optionee of full particulars of the Offer or the Change of Control, declare all Option Shares issuable upon the exercise of Options granted under the Plan, vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer or the Change of Control.

6.5                                                                               Effect of a Change of Control  If a Change of Control (as defined below) occurs, all Option Shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Optionee.  “Change of Control” means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act, of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than twenty percent (20%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.

6.6                                                                               Certain Adjustments  In order to prevent substantial enlargement or dilution of the rights granted to, or available for, holders of options as compared to holders of Shares, in the event:

(a)                             that any rights are granted to all holders of Shares to purchase Shares at prices substantially below fair market value;

(b)                             of any distribution of evidences of indebtedness or assets of the Company (excluding dividends paid in the ordinary course) to all holders of Shares; or

(c)                              that as a result of any recapitalization, merger, consolidation or otherwise, the Shares are converted into or exchangeable for any other securities;

then in any such case, subject to prior approval of the relevant stock exchanges, the number of Shares reserved for issuance and available for options under the Plan, the number of Shares subject to outstanding options and the exercise price per option shall be proportionately adjusted.

PART 7

SECURITIES LAWS AND EXCHANGE POLICIES

7.1                                                                               Exchange Policies and Securities Laws Apply  This Plan and the granting and exercise of any options hereunder are also subject to such other terms and conditions as are set out from time to time in the Securities Laws and Exchange Policies and such rules and policies shall be deemed to be incorporated into and become a part of this Plan.  In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern.  In the event that the Company’s listing changes from one tier to another tier on a stock exchange or the Company’s shares are listed on a new stock exchange, the granting of options shall be governed by the rules and policies of such new tier or new stock exchange and unless inconsistent with the terms of this Plan, the Company shall be able to grant options pursuant to the rules and policies of such new tier or new stock exchange without requiring shareholder approval.

PART 8

AMENDMENT OR DISCONTINUANCE OF PLAN

8.1                                                                               Shareholder Approval of Amendments Shareholder approval shall be obtained for any of the following amendments to the Plan:

(a)                                 a change from fixed maximum percentage to a fixed maximum number, or an increase to the maximum number of Shares that may be reserved for issuance under the Plan;

(b)                                 any change to the definition of “Eligible Participant” which would have the potential of broadening or increasing Insider participation;

(c)                                  the addition of any form of financial assistance;

(d)                                 any amendment to a financial assistance provision which is more favourable to Optionees;

(e)                                  the addition of a deferred or restricted share unit or any other provision which results in Eligible Participants receiving shares while no cash consideration is received by the Company;

(f)                                   any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to Eligible Participants, especially Insiders of the Company, at the expense of the Company and its existing shareholders;

(g)                                  a reduction to the range of amendments requiring shareholder approval contemplated by this section 8.1; and

(h)                                 any change permitting the transfer of the beneficial ownership of options other than for normal estate settlement purposes.

8.2                                                                               Disinterested Shareholder Approval of Amendment  Disinterested Shareholder approval shall be obtained for any reduction in the exercise price, or extension of the term, of options granted under this Plan to any Insider or any change to participation limits of Insiders under this Plan.

8.3                                                                               Amendment to Plan by Board of Directors The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion (without shareholder approval) make all other amendments to the Plan that are not of the type contemplated in section 8.1 or 8.2 above including, without limitation:

(a)                                 amend typographical, clerical and grammatical errors;

(b)                                 a change to the vesting provisions of an option or the Plan;

(c)                                  reflect changes to applicable securities laws;

(d)                                 change to the termination provisions of an option or the Plan which does not entail an extension beyond the  Expiry Date;

(e)                                  reduce the exercise price of an option for an Optionee who is not an Insider; and

(f)                                   the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

8.4                                                                               Shareholder Approval Required by Securities Laws or Exchange Policies Notwithstanding the provisions of section 8.1 or 8.3 the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to section 8.1 or 8.3, to the extent such approval is required by any applicable Securities Laws or Exchange Policies.

8.5                                                                               Consent Required Notwithstanding all of the foregoing in part 8, no amendment to the Plan may alter or impair any of the terms of any options previously granted to an Optionee under the Plan without the consent of the Optionee.

8.6                                                                               Shareholder Approval of Plan  This Plan must receive shareholder approval every three years, at the Company’s Annual General Meeting.

PART 9

EFFECT OF PLAN ON OTHER COMPENSATION PLANS

9.1                                                                               Other Compensation Plans Not Affected  This Plan shall not in any way affect the policies or decisions of the Board in relation to the compensation of employees, Insiders and Service Providers.

PART 10

OPTIONEE’S RIGHTS AS A SHAREHOLDER

10.1                                                                        No Rights Until Option Exercised  An Optionee shall be entitled to the rights pertaining to share ownership, such as to dividends, only with respect to Shares that have been fully paid for and issued to him upon exercise of an option.

PART 11

EFFECTIVE DATE OF PLAN

11.1                                                                        Effective Date.  This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange or the approval of this Plan by the shareholders of the Company. The Company may grant options under this Plan prior to Shareholder approval, provided that no exercise of such option or right may occur until Shareholder approval is obtained.

DATE OF PLAN:  MAY 2007

AMENDED: MARCH 10, 2010